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Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES
YOUR IMMEDIATE ATTENTION

Proposed Scheme of Arrangement

to establish

Bookham Technology plc

as a subsidiary of

Bookham, Inc.

Circular to Bookham Shareholders, Bookham ADS holders, Bookham Optionholders and Bookham Warrantholders

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately about the Proposal from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you are a Bookham Shareholder and/or a Bookham ADS holder and have sold or otherwise transferred all of your Bookham Shares and/or Bookham ADSs, please send this document and the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Bookham Shares and/or Bookham ADSs, you should immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Bookham Inc. Shares are intended to be quoted on NASDAQ. The application is expected to become effective and dealings in the Bookham Inc. Shares on NASDAQ are expected to commence at 2:30 p.m. on the Effective Date which, subject to the approval of the High Court, is expected to be 10 September 2004. The Bookham Inc. Shares will not be admitted to the Official List nor to trading on the London Stock Exchange's main market for listed securities.

Dealings in Bookham Shares on the London Stock Exchange's main market for listed securities, will be suspended with effect from start of trading on the Effective Date. The existing listing of Bookham Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities will be cancelled immediately thereafter and the quotation of Bookham ADSs on NASDAQ will be cancelled immediately prior to the commencement of dealings of Bookham Inc. Shares on NASDAQ.

Following implementation of the Proposal, the City Code will not apply to acquisitions of shares in, or offers for shares of, Bookham Inc. Instead, Bookham Inc. will be governed by the General Corporation Law of the State of Delaware and the Exchange Act which regulates the takeover of publicly traded Delaware companies.

Bookham Technology plc

Proposed scheme of arrangement
(under Section 425 of the Companies Act 1985)

to establish

Bookham Technology plc

as a subsidiary of

Bookham, Inc.

The distribution of this document and any of the accompanying documents in jurisdictions other than the United Kingdom or the United States may be restricted by law and therefore persons in whose possession this document or any of the accompanying documents comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdiction.

Notices of the Extraordinary General Meeting and the Shareholder Court Meeting, each of which will be held on 16 August 2004, are set out on pages 82 to 86 of this document.

Your attention is drawn to the letter from the Chairman of Bookham on pages 11 to 16 of this document, recommending that Bookham Shareholders vote in favour of the scheme of arrangement (under section 425 of the Companies Act 1985) which is being proposed to enable Bookham Shareholders to exchange their Bookham Shares for shares of common stock in Bookham Inc., which has its registered office in the State of Delaware, United States of America and will be the new holding company of the Bookham Group.

Bookham Shareholders are asked to complete and return the relevant enclosed forms of proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours before the relevant meeting. If the form of proxy for the Shareholder Court Meeting is not lodged by then, it may be handed to the Chairman of the Shareholder Court Meeting before the start of the Shareholder Court Meeting.

The action to be taken by Bookham Shareholders is detailed on page 15 of this document. The action to be taken by Bookham ADS holders is also detailed on page 15 of this document.

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Bookham in connection with the Proposal and for no-one else and will not be responsible to anyone else for providing the protections afforded to customers of Cazenove & Co. Ltd or for providing advice in relation to the Proposal.

	12.	Treatment of Bookham ADSs	27
	13.	Action to be taken	29
	14.	Further information	29
Part III	Changes in the rights of Bookham Shareholders and legal consequences		30
Part IV	Conditions to the implementation of the Scheme		51
Part V	Scheme of Arrangement		52
Part VI	Additional Information		59
	1.	Responsibility	59
	2.	Names of Directors	59
	3.	Incorporation of Bookham	59
	4.	Incorporation of Bookham Inc.	59
	5.	Directors' and Other Interests	59
	6.	Description of Bookham Shares	61
	7.	Description of Bookham ADSs	67
	8.	Description of Bookham Inc. Share Schemes	74
	9.	Irrevocable Undertakings	76
	10.	Consent	76
	11.	Time	76
	12.	Documents Available for Inspection	76
Part VII	Definitions		78
Notice of Extraordinary General Meeting			82
Notice of Shareholder Court Meeting			85

EXPECTED TIMETABLE

ADS Record Date	Close of business in New York on 6 July 2004
Latest time for lodging forms of proxy for the:
Extraordinary General Meeting	10:00 a.m. on 14 August 2004[1]
Shareholder Court Meeting	10:10 a.m. on 14 August 2004[1]
Extraordinary General Meeting	10:00 a.m. on 16 August 2004
Shareholder Court Meeting	10:10 a.m. on 16 August 2004[2]
Initial High Court application on petition to sanction the Scheme	27 August 2004
High Court hearing of petition to sanction the Scheme	9 September 2004[3]
Scheme Record Time	6:00 p.m. on 9 September 2004
Effective Date of the Scheme	10 September 2004[3]
Commencement of dealings in Bookham Inc. Shares	2:30 p.m. on 10 September 2004

Notes:

1.
It is requested that forms of proxy for the Shareholder Court Meeting be lodged at least 48 hours prior to the appointed time for the Shareholder Court Meeting, although forms of proxy not so lodged may be handed to the chairman of the Shareholder Court Meeting before the start of the Shareholder Court Meeting and will still be valid. Forms of proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the Extraordinary General Meeting. Proxies for the Extraordinary General Meeting not submitted by this time will be invalid.

2.
Or as soon thereafter as the Extraordinary General Meeting shall have concluded or been adjourned.

3.
These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.

4.
References to time in this document are to London time, unless otherwise stated.

ENCLOSURES

All Bookham Shareholders will find enclosed with this document:

  •
  a WHITE form of proxy for use at the Extraordinary General Meeting; and

  •
  a BLUE form of proxy for use at the Shareholder Court Meeting.

All Bookham ADS holders will find enclosed with this document:

  •
  an ADS Voting Instruction Card; and

  •
  a postage paid return envelope.

HELPLINES

Capita IRG Plc are providing a telephone helpline to answer questions which Bookham Shareholders may have prior to deciding what action to take. The number for callers dialing from within the UK is 0870 162 3120 and for callers dialing from outside the UK the number is (+44) (0)20 8639 3305.

The Bank of New York is providing a telephone helpline to answer questions which Bookham ADS holders may have prior to deciding what action to take. The number for callers dialing from within the US is 1-800-507-9357 and for callers dialing from outside the US the number is (+001) 941-906-4753.

Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the Proposal.

Helplines are open Monday to Friday during normal business hours.

LEGAL NOTICES

Statements in this document regarding the Scheme, including expectations with respect to the timetable for completing the Scheme, future financial and operating results, potential benefits of the Scheme, and future opportunities for Bookham Inc., as well as any other statements about the future expectations, beliefs, goals, plans or prospects of the management of Bookham Inc. constitute "forward-looking" statements. Any statements that are not statements of historical fact (including statements containing the words "believe", "plan", "anticipate", "expect", "estimate" and similar expressions) should also be considered to be forward-looking in nature. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the ability to realise the benefits of recent acquisitions, decreases in demand for Bookham's products and other factors described in Bookham's Annual Report on Form 20-F for the year ended 31 December 2003. Bookham disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Nothing contained in this document shall constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe, for any shares in Bookham or Bookham Inc., nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription.

The Bookham Inc. Shares to be issued pursuant to the Scheme will not be registered under the Securities Act, and will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

QUESTIONS AND ANSWERS ABOUT THE PROPOSAL

The following is designed to assist your understanding of the Proposal. However, it should not be solely relied upon for a full and proper understanding of the Proposal and you are advised to read the whole of this document.

Holders of Bookham ADSs should also read paragraph 12 of Part 2 of this document, which contains more particular information about the Proposal as it affects holders of Bookham ADSs.

1.         What is the Proposal?

Bookham Inc. is a new corporation organised under the laws of the State of Delaware, United States. Bookham is proposing to reorganise itself pursuant to a court-approved scheme of arrangement under the laws of England and Wales so that Bookham Inc. becomes the holding company, Bookham becomes a wholly-owned subsidiary of Bookham Inc. and the former Bookham Shareholders and Bookham ADS holders become stockholders of Bookham Inc.

2.         What will be the effect of the Proposal?

Once fully implemented, the Proposal will result in all the existing Bookham Shares being replaced by shares of common stock in Bookham Inc., on the following basis:

1 Bookham Inc. Share for every 10 Bookham Shares

You will not have to pay anything for these Bookham Inc. Shares.

Bookham ADSs will be exchanged for Bookham Inc. Shares on the basis of one Bookham Inc. Share for every ten Bookham ADSs held.

3.         Will I receive fractional interests in Bookham Inc. Shares?

You will not receive fractional Bookham Inc. Shares in connection with the Proposal. To the extent that Bookham Shareholders and/or Bookham ADS holders are entitled to fractional Bookham Inc. Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale will be distributed pro rata to the Bookham Shareholders and/or Bookham ADS holders entitled to them. In the case of Bookham Shareholders, such payment will be made by way of cheque in pounds sterling (the applicable proceeds having been converted from US dollars at a prevailing exchange rate) and in the case of Bookham ADS holders, such payment will be made by way of cheque in US dollars.

4.         Why are you doing this?

The Board believes that the proposed change of domicile is in the best interests of the Company. The proposal reflects the transformation within Bookham, its business activities, customer base and ownership, in the four years since its initial public offering. The Board believes the move represents a natural next step in the Company's strategy for building on its position as a leading supplier of optical components and subsystems. The Board also believes the move will improve the Company's strategic positioning by placing it closer to end demand for its products and facilitating management of its global operations. In addition, the Company's peer group is principally located in the United States, and this move is expected to allow Bookham to compete with these companies on an equal footing for investment and acquisition opportunities.

5.         Why is High Court approval needed?

The Proposal has to satisfy precise procedural requirements for the protection of Bookham Shareholders and creditors. The simplest procedure to introduce the new holding company is by way of a High Court approved scheme of arrangement.

6.         What will actually happen to my Bookham Shares?

The key steps are as follows:

  •
  all existing Bookham Shares will be cancelled;

  •
  Bookham will issue new shares to the new holding company, Bookham Inc.; and

  •
  Bookham Inc. will issue to holders of Bookham Shares one Bookham Inc. Share for every ten Bookham Shares cancelled.

Bookham ADSs will be exchanged for Bookham Inc. Shares on the basis of one Bookham Inc. Share for every ten Bookham ADSs held.

7.         When will the Proposal be put into place?

Holdings of Bookham Shares recorded in the share register at 6:00 p.m. on the Scheme Record Time (which is expected to be 9 September 2004) will determine the entitlements to Bookham Inc. Shares. Assuming the necessary High Court and Shareholder approvals are obtained, it is expected that the new Bookham Inc. Shares will be listed on NASDAQ on 10 September 2004. The expected timetable of principal events to give effect to the Proposal is set out on page 4 of this document.

8.         When and how will I receive my new shares?

To assist Bookham Shareholders who hold Bookham Shares in certificated form ("Certificated Holder") in facilitating dealings in their Bookham Inc. Shares, Bookham intends to offer a dealing facility under which their entitlement to Bookham Inc. Shares may be sold, at their request and for their benefit, at any time during the existence of the dealing facility. To effect this dealing facility, the Bookham Inc. Shares to which Certificated Holders are entitled will not be issued to them in certificated form but will instead be issued to them in book entry (uncertificated) form under the direct registration system which exists in the United States. Certificated Holders will at all times be able to elect not to participate in the dealing facility and request that their entitlement to Bookham Inc. Shares be issued directly to them (or a nominee) in certificated form. Details of such dealing facility will be sent to Certificated Holders in due course.

New Bookham Inc. stock certificates are expected to be sent to Bookham Shareholders holding their Bookham Shares in uncertificated form, ("Uncertificated Holder") by 24 September 2004. Alternatively, an Uncertificated Holder may, prior to the Effective Date, notify the Company's registrar in writing of a book entry account of a participant in The Depository Trust and Clearing Corporation to which the holder's new Bookham Inc. Shares should be credited. The form on which Uncertificated Holders should make such notification will be sent to them in due course.

After the Effective Date, the Depositary will send to Bookham ADS holders instructions with a letter of transmittal explaining how to exchange their Bookham ADRs for certificates representing shares in Bookham Inc.

For further information please see paragraphs 7 and 12 of Part 2 of this document.

9.         Who is entitled to vote?

Only Bookham Shareholders registered in the register of members of the Company at 6:00 p.m. (UK time) on 14 August 2004 are entitled to attend and vote at the Bookham Meetings.

Bookham ADS holders should refer to paragraph 12 of Part 2 of this document for details of how they can vote or have their votes represented at the Bookham Meetings.

10.       Why are there two shareholder meetings?

The two meetings are for different purposes. The Extraordinary General Meeting is being held for Bookham Shareholders to authorise the implementation of the Proposal. The Shareholder Court Meeting is being held with the leave of the High Court so that the High Court has the authority to sanction the Scheme if approved by Bookham Shareholders.

Both meetings are to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL from 10:00 a.m. on 16 August 2004, the formal notices for which are set out on pages 82 to 86 of this document. Bookham Shareholders who are unable to attend the Bookham Meetings are entitled to vote by completing and returning both of the enclosed forms of proxy in accordance with the instructions thereon.

11.       How do I vote if my Bookham Shares are registered in my name?

If you are a Bookham Shareholder, forms of proxy for your use in connection with the Bookham Meetings are enclosed with this document. Whether or not you propose to attend the Bookham Meetings, you should complete and sign the attached forms of proxy in accordance with the instructions on them. Completed forms of proxy should be returned to Bookham's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

WHITE forms of proxy, to be valid for use at the Extraordinary General Meeting, must be lodged at least 48 hours before the time appointed for the Extraordinary General Meeting. WHITE forms of proxy not lodged by such time will be invalid.

BLUE forms of proxy, to be valid for use at the Shareholder Court Meeting, must be lodged at least 48 hours before the time appointed for the Shareholder Court Meeting. BLUE forms of proxy not lodged by such time may be handed to the chairman of the Shareholder Court Meeting immediately prior to the start of the meeting and will still be valid.

12.       If my broker is the registered holder of my Bookham Shares will my broker vote my shares for me?

If you are not the registered holder of your Bookham Shares, the registered holder may be entitled to vote your Bookham Shares if you do not provide that holder with instructions on how to vote. You should instruct your broker to vote your Bookham Shares, following the directions provided to you by your broker.

13.       How do I vote if my Bookham ADSs are registered in my name?

If you are a Bookham ADS holder, you should use your ADS Voting Instruction Card to direct the manner in which the Depositary should vote your underlying Bookham Shares and the manner in which the proxy should vote and the Bookham Share which will be lent to you when you return the ADS Voting Instruction Card, at the Bookham Meetings. Completed ADS Voting Instruction Cards should be returned to The Bank of New York, as Depositary, at the address indicated on the card as soon as possible and in any event to be received not later than 3:00 p.m. (New York time) on 6 August 2004.

14.       If my broker is the record holder of my Bookham ADSs, will my broker vote the underlying shares for me?

If you hold Bookham ADSs through a broker in the United States, your broker will not be able to instruct the Depositary as to how to vote the Bookham Shares underlying the Bookham ADSs without instructions from you. You should instruct your broker to provide voting instructions to the Depositary, following the instructions provided to you by your broker.

15.       Do I need to vote?

Your vote is important.    In particular, the High Court needs to be satisfied that there is a fair representation of the opinion of Bookham Shareholders at the Shareholder Court Meeting.

Bookham Shareholders are therefore urged to complete, sign and return BOTH forms of proxy as soon as possible.     This will not preclude Bookham Shareholders from attending the Bookham Meetings in person. The BLUE form of proxy is for the Shareholder Court Meeting and the WHITE form of proxy is for the Extraordinary General Meeting.

Bookham ADS holders are also urged to complete, sign and return their ADS Voting Instruction Card before 3:00 p.m. (New York time) on 6 August 2004.

16.       What should I do with my existing Bookham Share or Bookham ADR certificate?

On the Effective Date (which is expected to be 10 September 2004) your existing Bookham Share certificate will cease to be valid. It is expected that new stock certificates representing new shares of common stock in Bookham Inc. will be sent out by 24 September 2004.

In addition on the Effective Date, the Bookham ADRs representing the Bookham ADSs shall represent only, the right to receive the appropriate number of Bookham Inc. Shares. After the Effective Date, the Depositary will send Bookham ADS holders instructions with a letter of transmittal explaining how to exchange their Bookham ADRs for certificates representing new Bookham Inc. Shares.

17.       What if I am resident outside of the United Kingdom or the United States?

If you are resident outside of the United Kingdom or the United States, or a national or citizen of jurisdictions outside of the United Kingdom or the United States, you should read paragraph 11 of Part 2 of this document.

18.       Are there any taxation consequences of this Proposal?

Generally, there should be no adverse tax consequences for UK and US resident Bookham Shareholders or Bookham ADS holders arising from the Scheme. Tax consequences for UK and US resident Bookham Shareholders and Bookham ADS holders are discussed in paragraph 8 of Part 2 of this document. For all other jurisdictions, you should consult your personal professional adviser.

19.       What if I participate in the Bookham Share Schemes?

You will be written to separately. It is intended that, save as described in paragraph 9 of Part 2 of this document, there will be no changes to the operation of the Bookham Share Schemes.

20.       Will I be paid a dividend by Bookham Inc. in pounds sterling or US dollars?

To date, Bookham has not paid a dividend to Bookham Shareholders. There are currently no plans to pay a dividend, but if Bookham Inc. decides to pay a dividend in the future, such dividends will be in US dollars.

21.       What are Bookham ADSs?

Bookham Shares are listed on NASDAQ in the form of Bookham ADSs. Each Bookham ADS represents the right to receive one Bookham Share.

If you hold Bookham Shares only, you do not need to concern yourself with references in this document to Bookham ADSs.

22.       Will I be able to trade my Bookham Shares or Bookham ADSs during the time between the date of this document and the effective date of the Scheme?

Yes, you will be able to trade your Bookham Shares or Bookham ADSs during the time between the date of this document and the last business day prior to the Effective Date. The Effective Date is expected to be on or about 10 September 2004.

23.       What if I still have questions?

Please call one of the helplines shown below. For legal reasons, the helplines will not provide advice on the merits of the Proposal or give any financial or taxation advice. For financial or taxation advice, you will need to consult an independent financial adviser.

FOR FURTHER INFORMATION

Helplines are available during normal business hours, Monday to Friday:

    For Bookham Shareholders:

      For callers dialing from within the UK, the helpline number is 0870 162 3120.

      For callers dialing outside the UK, the helpline number is (+44) (0)20 8639 3305.

    For Bookham ADS Holders:

      For callers dialing from within the US, the helpline number is 1-800-507-9357.

      For callers dialing from outside the US, the helpline number is (+001) 941-906-4753.

 PART I
LETTER FROM THE CHAIRMAN OF BOOKHAM

Directors:	Registered Office:
Andrew George Rickman, Chairman	90 Milton Park
Giorgio Anania, Chief Executive Officer	Abingdon
Lori Holland, Non-executive Director	Oxfordshire
Wilbur Arthur Porter, Non-executive Director	OX14 4RY
Robert James Rickman, Non-executive Director
Joseph Cook, Non-executive Director
Winston Su-Kee Fu, Non-executive Director
Peter Frank Bordui, Non-executive Director

8 July 2004

To Bookham Shareholders, Bookham ADS holders, Bookham Optionholders and Bookham Warrantholders

Dear Bookham Shareholder, Bookham ADS holder, Bookham Optionholder and Bookham Warrantholder

Proposed Scheme of Arrangement to establish Bookham Technology plc as a subsidiary of Bookham, Inc.

1.         Introduction

On 24 June 2004, the board of directors of Bookham announced that it had approved a proposal to be put before Bookham Shareholders to change the domicile of Bookham to the United States. This document contains a detailed explanation of the Proposal to be considered by Bookham Shareholders.

The Board believes that the proposed change of domicile is in the best interests of the Company. The Proposal reflects the transformation within Bookham, its business activities, customer base and ownership, in the four years since its initial public offering. The Board believes the move represents a natural next step in the Company's strategy for building on its position as a leading supplier of optical components and subsystems. The Board also believes the move will improve its strategic positioning by placing it closer to end demand for its products and facilitating management of its global operations. In addition, the Company's peer group is principally located in the United States, and this move is expected to allow Bookham to compete with these companies on an equal footing for investment and acquisition opportunities.

The decision to change the domicile of the Company forms part of the Company's long-term strategic planning and has only been taken following due and careful deliberation. The Board unanimously recommends the Proposal and believes it to be in the best interests of the Company and Bookham Shareholders taken as a whole.

2.         Present and proposed ownership structure

3.         Background to and reasons for the Proposal

Since listing as a public company in April 2000, the profile of Bookham's business has changed. In 2000, its business was entirely driven by its proprietary ASOC platform which enabled it to use silicon to build integrated fiber-optic devices. Throughout 2001 and 2002, the Company recognised that the marketplace was moving away from passive and fully integrated components and was favouring traditional technologies that require less development, involve less risk and use established products as separate building blocks for the terminals of communications networks.

In order to capitalise on this trend, the Board undertook a strategy of focusing on revenue generating products rather than next generation products based on the ASOC platform. A key element of this strategy involved diversification of the product range and customer base through strategic acquisitions.

In 2002, Bookham acquired the optical components businesses of Marconi Optical Components Limited and Nortel Networks Corporation, and concentrated its efforts on manufacturing and marketing its optical amplifier transmitters, lasers and receivers products.

In 2003, the marketplace saw the beginning of a shift from optical component companies supplying only discrete components to initial deployment of subsystems. Customers began to look for optical component suppliers with a full range of optical components and the ability to provide complete subsystem and module solutions. In view of this trend, Bookham continued the process of expanding its technology base and market offerings through the acquisition of the business of Cierra Photonics, Inc. and the acquisition of Ignis Optics, Inc. In March 2004, the Company completed its acquisition of New Focus, Inc. and in June 2004, the Company completed its acquisition of Onetta, Inc.

As a result of these acquisitions, Bookham believes that it can offer a broader product portfolio to its customers and gain further economies of scale, facilitating increased cost efficiencies and enhancing its competitiveness.

These events and actions have transformed Bookham's operations and customer base, which are now truly global in reach, with a significant proportion based in the United States. Turnover by geographic destination during 2003 was 63% in the United States, 17% in the UK, 10% in Asia and 9% in Europe. Concurrently, ownership of the Bookham Shares has altered significantly. The Board estimates that as at

28 June 2004 the proportion of beneficial US shareholdings had grown significantly to around 41 per cent. of the issued share capital of the Company from approximately 10 per cent. in June 2000.

4.         Benefits of the Proposal

Having made this progress, Bookham intends to pursue its strategy of building its position as a leading independent solutions-capable partner that is able to meet customer demand for a full range of optical components and complete subsystems. The Board believes that further consolidation will take place within the industry in the future and is keen that the Bookham Group should be able to compete on an equal basis with its public company peers, substantially all of which are based in the United States.

The Board has concluded that the Bookham Group will be much better positioned to implement its strategy by changing domicile to the United States, which is expected to provide the following principal benefits:

  •
  the corporate headquarters of the Bookham Group will be closer to end demand for its products, in particular the centre of industry activity that remains on the west coast of the United States;

  •
  it will be easier to manage the Bookham Group's increasingly international manufacturing base in the United States and China;

  •
  the Bookham Group will benefit from being situated amongst its public company peer group in the United States, providing improved visibility and direct comparability with the public company peer group, through application of substantially identical legal and accounting regimes;

  •
  the Bookham Group will benefit from direct investment capability for specialist investors, and facilitated trading for US investors that represent the majority beneficial ownership of the Company and trade most actively in the shares;

  •
  the Bookham Group will be able to compete on equal terms with its peers for acquisition opportunities through the financial and strategic flexibility it will have as a US incorporated and listed entity; and

  •
  the Bookham Group will have reduced exposure to currency exchange rates, as it will be reporting in only one currency, the US dollar.

5.         Summary of the terms of the Scheme

Under the terms of the Scheme, Bookham Shareholders and Bookham ADS holders will receive Bookham Inc. Shares representing 100% of the Bookham Inc. Shares in issue immediately after the Effective Time. Bookham Shareholders will receive:

1 Bookham Inc. Share for every 10 Bookham Shares

held by Bookham Shareholders at the Scheme Record Time and so in proportion for any other number of Bookham Shares then held and otherwise on the terms and conditions set out in this document.

Fractional entitlements of Bookham Inc. Shares shall not be issued and to the extent Bookham Shareholders are entitled to fractional Bookham Inc. Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Bookham Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

Bookham ADS holders should read paragraph 12 of Part 2 of this document, which contains further important information which is relevant to them.

Bookham Optionholders should read paragraph 9 of Part 2 of this document, which contains further important information which is relevant to them.

Bookham Warrantholders should read paragraph 10 of Part 2 of this document, which contains further important information which is relevant to them.

Upon completion of the Scheme, Bookham will become a wholly-owned subsidiary of Bookham Inc.

6.         Structure of the Scheme

The Scheme is to be effected by way of a scheme of arrangement under section 425 of the Companies Act and is subject to the conditions set out in Part 4 of this document.

7.         Details of the Scheme

The Scheme is a procedure pursuant to section 425 of the Companies Act under which the High Court approves, inter alia, the cancellation of Bookham Shares in issue, the issue of new Bookham Shares to Bookham Inc. and the issue to Bookham Shareholders of new Bookham Inc. Shares in return for the cancellation of the Bookham Shares they previously held. Under the Scheme, Bookham Shareholders and Bookham ADS holders will together receive Bookham Inc. Shares representing 100% of the issued Bookham Inc. Shares outstanding immediately after completion of the Scheme. The Scheme is explained in more detail in Part 2 of this document and is set out in full in Part 5 of this document.

8.         Bookham Options and Bookham Warrants

Details of the proposals relating to Bookham Optionholders are set out in paragraph 9 of Part 2 of this document.

Details of the proposals relating to Bookham Warrantholders are set out in paragraph 10 of Part 2 of this document.

9.         City Code and changes to Articles of Association

Following implementation of the Proposal, the City Code will not apply to acquisitions of shares in, or offers for shares of, Bookham Inc. Instead, Bookham Inc. will be governed by the General Corporation Law of the State of Delaware and the Exchange Act which regulate the takeover of publicly traded Delaware companies.

Bookham will be seeking the approval of Bookham Shareholders at the Extraordinary General Meeting for certain amendments to its Articles to enable the implementation of the Scheme. Details of these amendments are described in paragraph 4.3 of Part 2 of this document.

10.       Management, employees and business

From the Effective Date, the board of directors of Bookham Inc. will be identical to the current board of directors of Bookham. In addition, the responsibilities of individual Directors will remain unchanged in all material respects following implementation of the Scheme. There will be no material changes to the rights, including compensation and pension arrangements, of the Bookham Group senior management arising from the Scheme.

It is not expected that there will be any material changes to the existing employment rights, including pension rights, of employees of Bookham.

Bookham has no intentions to make any major changes in the business of Bookham.

11.       Further information

Notices convening the Extraordinary General Meeting and the Shareholder Court Meeting are set out on pages 82 to 86 of this document. Bookham Shareholders should read the remainder of this document,

which contains important information to help them to decide how to vote. Please do not just rely on the information contained in this letter.

Bookham ADS holders should read paragraph 12 of Part 2 of this document, which contains further important information which is relevant to them.

Bookham Optionholders should read paragraph 9 of Part 2 of this document, which contains further important information which is relevant to them.

Bookham Warrantholders should read paragraph 10 of Part 2 of this document, which contains further important information which is relevant to them.

12.       Action to be taken

Implementation of the Scheme will require the approval of Bookham Shareholders at the Extraordinary General Meeting to be held at 10:00 a.m. on 16 August 2004. The Scheme will also require the approval of Bookham Shareholders at the Shareholder Court Meeting, which has been convened by order of the High Court and will be held following the Extraordinary General Meeting. If the Scheme becomes effective, it will be binding on all Bookham Shareholders, including any holders who did not vote to approve the Scheme.

Bookham Shareholders will find enclosed different coloured forms of proxy to be used in connection with the Extraordinary General Meeting and the Shareholder Court Meeting (as detailed on page 4 of this document under the heading "Enclosures"). Whether or not Bookham Shareholders intend to attend these meetings, they are requested to complete and sign each form of proxy enclosed with this document and return them in accordance with the instructions printed thereon to Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible and in any event at least 48 hours prior to the relevant meeting. If the BLUE forms of proxy relating to the Shareholder Court Meeting are not lodged by then, they may be handed to the Chairman of the Shareholder Court Meeting before the start of that meeting. However, in the case of the Extraordinary General Meeting, unless the WHITE form of proxy is lodged so as to be received by the time mentioned in the instructions on that form of proxy, it will be invalid.

The completion and return of the BLUE form of proxy for the Shareholder Court Meeting will not preclude Bookham Shareholders from attending the Shareholder Court Meeting and voting in person, if they so wish. The completion and return of the WHITE form of proxy will not preclude Bookham Shareholders from attending the Extraordinary General Meeting and voting in person, if they so wish.

It is important that, for the Shareholder Court Meeting in particular, as many votes as possible are cast so that the High Court may be satisfied that there is a fair representation of Bookham Shareholder opinion. You are therefore strongly urged to sign and return both forms of proxy as soon as possible.

Bookham ADS holders should read paragraph 12 of Part 2 of this document, which contains further important information which is relevant to them. Bookham ADS holders are strongly urged to sign and return the ADS Voting Instruction Card as soon as possible.

Bookham Optionholders should read paragraph 9 of Part 2 of this document, which contains further important information which is relevant to them.

Bookham Warrantholders should read paragraph 10 of Part 2 of this document, which contains further important information which is relevant to them.

If Bookham Shareholders are in any doubt as to the action to be taken please contact the Bookham Scheme Helpline established by Capita IRG Plc on 0870 162 3120 or, if telephoning from outside the UK, (+44) (0)20 8639 3305. If Bookham ADS holders are in any doubt as to action to be taken, please contact the Bookham Scheme Helpline established by The Bank of New York on 1-800-507-9357, within the US or if telephoning from outside the US, (+001) 941-906-4753.

13.       Recommendation

The Directors, who have received financial advice from Cazenove, consider that the Proposal is in the best interests of the Bookham Shareholders taken as a whole and recommend that you support the Scheme, by, if you are a Bookham Shareholder, voting, or, if you are a Bookham ADS holder, instructing the Depositary and the proxy (with respect to the Bookham Share which will be lent to you) to vote, in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Shareholder Court Meeting. In giving its financial advice to the Directors, Cazenove has relied on the Directors' commercial assessment of the Proposal.

The Bookham Directors intend to vote and have undertaken to do so (or procure to be done) in favour of all such resolutions in respect of their own beneficial holdings, which amount in aggregate to 27,868,187 Bookham Shares. This represents, as at 5 July 2004 (the last practicable day before publication of this document), approximately 8.6% of the votes capable of being cast at the Extraordinary General Meeting and the Shareholder Court Meeting.

Yours faithfully,
 Andrew Rickman
Chairman
Bookham Technology plc

 PART II
EXPLANATORY STATEMENT
(in compliance with Section 426 of the Companies Act 1985)

Cazenove & Co. Ltd
(Registered in England No. 04153386)

Registered Office:
20 Moorgate, London EC2R 6DA

Regulated by The Financial Services Authority

8 July 2004

To Bookham Shareholders, Bookham ADS holders, Bookham Optionholders and Bookham Warrantholders

Dear Bookham Shareholder, Bookham ADS holder, Bookham Optionholder and Bookham Warrantholder

Proposed Scheme of Arrangement to establish Bookham Technology plc as a subsidiary of Bookham, Inc.

1.         Introduction

On 24 June 2004, the board of directors of Bookham announced that it had approved a proposal to be put before Bookham Shareholders to change the domicile of Bookham to the United States.

The Proposal is to be effected by means of a scheme of arrangement of Bookham under section 425 of the Companies Act. It is intended that the new holding company of the Bookham Group will be called Bookham, Inc.

Your attention is drawn to the letter from the Chairman of Bookham set out in Part 1 of this document, which forms part of this Explanatory Statement. The letter contains, inter alia, information on the reasons for the Scheme and the unanimous recommendation by the board of directors of Bookham to Bookham Shareholders and Bookham ADS holders to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Shareholder Court Meeting.

The Bookham Directors intend to vote and have undertaken to do so (or procure to be done) in favour of the resolutions to be proposed at the Extraordinary General Meeting and the Shareholder Court Meeting in respect of their own beneficial holdings, which amount in aggregate to 27,868,187 Bookham Shares. This represents, as at 5 July 2004 (the last practicable day before publication of this document), approximately 8.6% of the votes capable of being cast at the EGM and the Shareholder Court Meeting.

The Bookham Directors have been advised by Cazenove & Co. Ltd in connection with the Scheme. We have been authorised by the Bookham Directors to write to you to explain the Scheme and to provide you with other relevant information.

The Scheme is set out in full in Part 5 of this document. Your attention is also drawn to the information regarding the Company and Bookham Inc. contained in Parts 3 and 6 of this document.

2.         Summary of the terms of the Scheme

Under the Scheme, on the Effective Date the issued share capital of Bookham will be cancelled and Bookham will capitalise the reserve created by the cancellation and issue new ordinary shares of 1/3p each credited as fully paid to Bookham Inc.

Under the Scheme, Bookham Shareholders and Bookham ADS holders will receive Bookham Inc. Shares representing 100% of the Bookham Inc. Shares in issue immediately after the Effective Time. Bookham Shareholders will receive:

1 Bookham Inc. Share for every 10 Bookham Shares

held by Bookham Shareholders at the Scheme Record Time and so in proportion for any other number of Bookham Shares then held and otherwise on the terms and conditions set out in this document.

Fractional entitlements of Bookham Inc. Shares shall not be issued in exchange for Bookham Shares, to the extent Bookham Shareholders are entitled to fractional Bookham Inc. Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Bookham Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

Bookham ADS holders should read paragraph 12 of this Part 2, which contains further important information which is relevant to them.

Bookham Optionholders should read paragraph 9 of this Part 2, which contains further important information which is relevant to them.

Bookham Warrantholders should read paragraph 10 of this Part 2, which contains further important information which is relevant to them.

Upon completion of the Scheme, Bookham will become a wholly-owned subsidiary of Bookham Inc. The directors of Bookham Inc. will be identical to the current directors of Bookham and immediately following the Effective Date Bookham Inc. will have no material assets other than the share capital of Bookham.

Immediately following the Effective Time, Bookham Shareholders and Bookham ADS holders will hold 100% of the Bookham Inc. Shares in issue.

In addition, following implementation of the Proposal, the City Code will not apply to acquisitions of shares in, or offers for shares of, Bookham Inc. In the United Kingdom, takeovers of public companies, including Bookham, are regulated by the City Code which is administered by the Panel on Takeovers and Mergers, a body comprising representatives of certain City of London financial and professional institutions which oversees the conduct of such takeovers. The City Code and the Panel on Takeovers and Mergers operate principally to ensure fair and equal treatment of shareholders in relation to takeovers. Instead, Bookham Inc. will be governed by the General Corporation Law of the State of Delaware and the Exchange Act which regulates the takeover of publicly traded Delaware companies.

3.         Financial effects of the Proposal

Bookham Shareholders will be exchanging their Bookham Shares for Bookham Inc. Shares which currently have no listing, but it is intended that Bookham Inc. Shares will be traded on NASDAQ. In these circumstances, no comparison of capital values can be made and it is therefore not possible to indicate the effects on capital values of implementation of the Proposal.

4.         Structure of the Scheme

4.1       The Scheme

The Proposal is to be effected by way of a scheme of arrangement of Bookham under section 425 of the Companies Act.

Bookham Shareholders who are on the register of Bookham at the Scheme Record Time will receive:

1 Bookham Inc. Share for every 10 Bookham Shares

Fractional entitlements of Bookham Inc. Shares shall not be issued and to the extent Bookham Shareholders are entitled to fractional Bookham Inc. Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Bookham Shareholders entitled to them. Such payment will be made by way of cheque in pounds sterling, the applicable proceeds having been converted from US dollars at a prevailing exchange rate.

On the Scheme becoming effective, the entire issued share capital of Bookham as at the Effective Time will be cancelled and new shares will be issued by Bookham to Bookham Inc. by capitalisation of the reserves arising from such cancellation so that Bookham becomes a wholly owned subsidiary of Bookham Inc.

Bookham ADS holders should read paragraph 12 of this Part 2, which contains further important information which is relevant to them.

Bookham Optionholders should read paragraph 9 of this Part 2, which contains further important information which is relevant to them.

Bookham Warrantholders should read paragraph 10 of this Part 2, which contains further important information which is relevant to them.

If the Scheme becomes effective, it will be binding on all Bookham Shareholders, including any holders who did not vote to approve the Scheme.

The Scheme authorises Bookham to pay all costs and expenses incurred in relation to the negotiation, preparation, approval and implementation of the Scheme. The full text of the Scheme is set out in Part 5 of this document.

4.2       Conditions

The Proposal is to be effected by way of the Scheme and is subject to a number of conditions set out in full in Part 4 of this document.

The Scheme will require approval by Bookham Shareholders at the Extraordinary General Meeting and the Shareholder Court Meeting. The Bookham Meetings and the nature of the approvals required to be given at each of them are described in more detail in paragraph 5 below.

The Proposal can only become effective if all conditions to the Proposal, including approvals at the Bookham Meetings and the sanction of the High Court, have been satisfied or, where appropriate, waived. Bookham Shareholders are entitled to attend the Shareholder Court Meeting in person or by proxy to support or oppose the sanctioning of the Scheme. The Scheme will become effective upon the delivery for registration to the Registrar of Companies at Companies House of a copy of the Final Court Order(s) and the registration of such order(s). Unless the Scheme becomes effective by not later than 31 December 2004, or such later date as Bookham and Bookham Inc. may agree and the High Court may allow, the Scheme will lapse and the Proposal will not proceed.

Bookham Inc. has agreed to consent to the Scheme and undertakes to be bound by the terms of the Scheme. The Court Hearing is expected to be held on 9 September 2004. Bookham Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by counsel.

If the Scheme is sanctioned by the High Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective on 10 September 2004, and that dealings in the Bookham Inc. Shares issued pursuant to the Scheme will commence at 2.30 p.m. on 10 September 2004. If the Scheme has not become effective by 31 December 2004 (or such later date as Bookham and

Bookham Inc. may agree and the High Court may allow), it will lapse, in which event the position of holders of Bookham Shares will remain unchanged.

The Scheme contains a provision for Bookham and Bookham Inc. jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the High Court may think fit to approve or impose. Bookham has been advised by its legal advisers that the High Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Bookham Shareholders unless Bookham Shareholders were informed of any such amendment. It will be a matter for the High Court to decide, in its discretion, whether or not a further meeting of Bookham Shareholders should be held or consent obtained (as the case may be). If the High Court does approve or impose any amendment to the Scheme which, in the opinion of the Board, is such as to require the consent of Bookham Shareholders, the Board will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

4.3       Amendment to Bookham's Articles of Association

It is proposed, as part of the second resolution to be proposed at the Extraordinary General Meeting to amend Bookham's Articles of Association to ensure that any Bookham Shares issued on or after the date of such amendment to the Articles but at or prior to 6:00 p.m. on the last business day prior to the date of the Court Hearing are issued subject to the terms of the Scheme. The amended Articles of Association will also provide that any Bookham Shares issued after 6:00 p.m. on the last business day prior to the date of the Court Hearing, for example, upon the exercise of Bookham Options, will, after the Effective Date, automatically be transferred to Bookham Inc. in consideration of the issue or transfer to such holder by Bookham Inc. of Bookham Inc. Shares on the same terms as under the Scheme. This will avoid any person (other than Bookham Inc., its subsidiary undertakings or any person on behalf of any of them) being left with Bookham Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur on the Effective Date).

Part (ii) of the second resolution set out in the notice of Extraordinary General Meeting at the end of this document seeks Bookham Shareholders' approval for such amendments.

4.4       Securities Act considerations

Bookham has been advised that the Bookham Inc. Shares may be issued to holders of Bookham Shares under the Scheme without registration under the Securities Act pursuant to an exemption provided by Section 3(a)(10) of the Securities Act.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act described above, Bookham will advise the High Court that its sanctioning of the Scheme will be relied upon by Bookham as a court approval of the Scheme following a hearing on its fairness to Bookham Shareholders at which hearing all such holders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders (either at the holder's address as set out on the register of members or such other address as a holder may direct).

5.         Bookham Meetings

The Scheme will require the approval of Bookham Shareholders at the Extraordinary General Meeting and the Shareholder Court Meeting. All such meetings will be held on 16 August 2004.

Notices of the Extraordinary General Meeting and the Shareholder Court Meeting are set out on pages 82 to 86 of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast thereat will be determined, in relation to the Extraordinary General Meeting and the Shareholder Court Meeting, by reference to the register of members of Bookham at 6:00 p.m. on the day prior to the day immediately preceding the Bookham Meetings.

5.1       Extraordinary General Meeting

The Extraordinary General Meeting has been convened for 10:00 a.m. on 16 August 2004 to enable Bookham Shareholders to consider and, if thought fit, pass:

(a)
an ordinary resolution (which requires a vote in favour of a simple majority of the votes cast) to approve the Scheme;

(b)
a special resolution (which requires a vote in favour of not less than 75% of the votes cast):

(i)
to approve the Capital Reduction;

(ii)
to disapply the operation of statutory pre-emption rights under section 95 of the Companies Act, in respect of the issue of Bookham Shares to Bookham Inc. (and/or its nominees);

(iii)
to amend the Articles of Association in the manner described in paragraph 4.3 above; and

(c)
an ordinary resolution to authorise the directors of Bookham:

(i)
to issue, pursuant to section 80 of the Companies Act, Bookham Shares to Bookham Inc. (and/or its nominees);

(ii)
to increase the Company's share capital; and

(iii)
to apply the credit arising out of the cancellation of the Bookham Shares in paying up in full the number of new Bookham Shares created pursuant to the increase of the Company's share capital.

Each Bookham Shareholder present in person or by proxy is entitled to vote at the Extraordinary General Meeting. On a show of hands each Bookham Shareholder will have one vote and on a poll each Bookham Shareholder will have one vote for each Bookham Share held.

5.2       Shareholder Court Meeting

The Shareholder Court Meeting has been convened for 10:10 a.m. on 16 August 2004 (or as soon thereafter as the Extraordinary General Meeting shall have concluded or been adjourned) in accordance with the direction of the High Court to enable the Bookham Shareholders to consider and, if thought fit, approve the Scheme. In relation to the Shareholder Court Meeting, voting will be by way of poll and each relevant member present in person or by proxy will be entitled to one vote for each Bookham Share held.

The approval required at the Shareholder Court Meeting is a simple majority in number of those persons who are present and voting in person or by proxy representing not less than 75% in nominal value of the Bookham Shares held by those Bookham Shareholders entitled to vote and who vote in person or by proxy.

5.3       Voting at each Bookham Meeting

All Bookham Shareholders are entitled to vote at the Extraordinary General Meeting and the Shareholder Court Meeting. If you are entitled to attend, a WHITE form of proxy for use at the Extraordinary General Meeting and a BLUE form of proxy for use at the Shareholder Court Meeting are enclosed.

6.         The Bookham Directors and the effect of the Scheme on their interests

The effect of the Scheme on the interests of the directors of, Bookham, details of which are set out in paragraph 5 of Part 6 of this document, does not differ from its effect on the like interests of any other Bookham Shareholders save that: the Bookham Directors, in common with the other Bookham Optionholders, will be able to exercise (to the extent permitted by the relevant option arrangement) their Bookham Options or exchange their Bookham Options for options over Bookham Inc. Shares as described in paragraph 9 below.

7.         Listings, dealings and settlement

The Bookham Inc. Shares are intended to be quoted on NASDAQ. The listing of Bookham Inc. Shares on NASDAQ is expected to commence at 2:30 p.m. on the Effective Date which, subject to the approval of the High Court, is expected to be 10 September 2004. The Bookham Inc. Shares will not be admitted to the Official List nor to trading on the London Stock Exchange's main market for listed securities.

Dealings in Bookham Shares on the London Stock Exchange's main market for listed securities, will be suspended with effect from start of trading on the Effective Date. The existing listing of Bookham Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities will then be cancelled immediately thereafter and the quotation of Bookham ADSs on NASDAQ, will be cancelled immediately prior to the commencement of dealings of Bookham Inc. Shares on NASDAQ.

Subject to the Scheme becoming effective (and except as provided in paragraph 11 of this Part 2 in relation to certain overseas Bookham Shareholders), settlement of the Bookham Inc. Shares to which any Bookham Shareholder is entitled under the Scheme will be effected in the following manner:

(a)
Bookham Shares in uncertificated form (that is, in CREST)

    Where, at the Scheme Record Time, a Bookham Shareholder holds Bookham Shares in a stock account in CREST ("Uncertificated Holders"), the Bookham Inc. Shares to which such Uncertificated Holder is entitled will be issued in certificated form, unless prior to the Effective Date such Uncertificated Holder has notified the Company's registrar in writing of the book entry account of a participant in The Depository Trust and Clearing Corporation to which the Bookham Inc. Shares are to be credited in which event the Bookham Inc. Shares to which such Uncertificated Holder is entitled will be credited to such account. The form on which Uncertificated Holders should make such notification will be sent to them in due course.

    In any case, Bookham Inc. reserves the right to settle all or any part of the Bookham Inc. Shares referred to in this paragraph for all or any Uncertificated Holder(s) in certificated form in the manner referred to in paragraph 7(c) below if, for any reason, it wishes to do so.

    As from the Effective Date, each holding of Bookham Shares credited to any stock account in CREST will be disabled.

(b)
Bookham Shares in certificated form

    To assist Bookham Shareholders who, at the Scheme Record Time, hold Bookham Shares in certificated form ("Certificated Holder") in facilitating dealings in their Bookham Inc. Shares, Bookham intends to offer a dealing facility under which their entitlement to Bookham Inc. Shares may be sold, at their request and for their benefit, at any time during the existence of the dealing facility. To effect this dealing facility, the Bookham Inc. Shares to which all Certificated Holders are entitled will not be issued in certificated form but will instead be issued to the Certificated Holder in book entry (uncertificated) form under the direct registration system which exists in the United States. Written notification of the relevant holding in book entry form will be sent to Certificated Holders after the Effective Date. Certificated Holders will at all times be able to elect not to participate in the dealing facility and request that their entitlement to Bookham Inc. Shares be issued directly to them (or a nominee) in certificated form. Details of such dealing facility will be sent to Certificated Holders in due course.

    In any case, Bookham Inc. reserves the right to settle all or any part of the Bookham Inc. Shares referred to in this paragraph for all or any Certificated Holder(s) in certificated form in the manner referred to in paragraph 7(c) below if, for any reason, it wishes to do so.

(c)
General

    Definitive stock certificates for Bookham Inc. Shares will be despatched to persons entitled thereto not later than the expiry of the period of 14 days from the Effective Date.

    Definitive certificates for Bookham Inc. Shares will be dispatched by US airmail to the address appearing in the register of members of Bookham at the Scheme Record Time or to such other address of the holder as is notified as a change of address in writing by a Bookham Shareholder to the Company prior to the Effective Date and, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

    All documents and cheques sent by or to Bookham Shareholders, or as such persons shall direct, will be sent at their own risk and will be sent by post either to the holder's address as set out on the register of members at the Scheme Record Time or to such other address of the holder as is notified as a change of address in writing by a Bookham Shareholder to the Company prior to the Effective Date and, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

    In relation to Bookham Inc. Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such Bookham Inc. Shares as referred to in this paragraph 7(c). Pending the issue of definitive certificates for such Bookham Inc. Shares, former Bookham Shareholders entitled to receive a stock certificate of Bookham Inc. Shares wishing to register transfers of such Bookham Inc. Shares will be required to produce their existing Bookham Share certificates to Bookham Inc.'s transfer agent. On the registration of any such transfers, the transferee will receive a new stock certificate representing the entitlement to Bookham Inc. Shares.

    Once the definitive certificates for such Bookham Inc. Shares have been issued, Bookham Shareholders will be bound on the request of Bookham to return their certificates for Bookham Shares to Bookham for cancellation.

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Bookham Shareholders will, unless revoked, be deemed as from the Effective Date to relate to the corresponding Bookham Inc. Shares.

Bookham has confirmed that, except as provided for in the Scheme, settlement of the Bookham Inc. Shares and any other payment which a Bookham Shareholder is entitled to receive from Bookham or Bookham Inc. will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which Bookham or Bookham Inc. may be, or claim to be, entitled against such shareholder.

Bookham ADS holders should read paragraph 12 of this Part 2, which contains further important information which is relevant to them.

8.         Taxation

The following are brief and general summaries of the United Kingdom and United States taxation treatment of the Scheme. The summaries are based on existing law and what is understood to be current Inland Revenue and IRS practice. Future legislative, judicial or administrative changes or interpretations could alter or modify statements and conclusions set forth below, and these changes or interpretations could be retroactive and could affect the tax consequences of the Scheme to Bookham Shareholders and Bookham ADS holders. The summaries do not consider the consequences of the Scheme under tax laws of countries other than the United Kingdom and the United States, nor do the summaries consider the state or local consequences of the Scheme.

The summaries provide general guidance to persons resident for tax purposes in the United Kingdom and the United States who hold Bookham Shares and/or Bookham ADSs as an investment and not to any holders who are subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, and exempt organisations. The summaries are not intended to provide specific advice and no action should be taken or omitted to be taken in reliance upon it. If you are in any doubt about your taxation position, or if you are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom or the United States, you should consult your own professional advisers immediately.

8.1       United Kingdom Taxation

The summary below relates only to UK tax and is addressed to investors who are resident and, in the case of individuals, ordinarily resident in the UK for tax purposes at all relevant times and are the absolute beneficial owners of Bookham Shares.

Issue of Bookham Inc. Shares under the Scheme of Arrangement

Capital gains tax

For the purposes of UK taxation of chargeable gains, reorganisation relief should be available to Bookham Shareholders in respect of the cancellation of their existing Bookham Shares and the issue to them of Bookham Inc. Shares. Accordingly, such Bookham Shareholders should not be treated as making a disposal of their Bookham Shares for the purposes of UK taxation of capital gains, and the Bookham Inc. Shares issued should be treated as the same asset and as having been acquired at the same time as the Bookham Shares. The Bookham Inc. Shares will therefore have the same base cost as the Bookham Shares they replace.

Bookham Shareholders are advised that clearance has been granted by the Inland Revenue under Section 707 of the Income and Corporation Taxes Act 1988 in respect of the Scheme. Bookham Shareholders who, either alone or together with persons connected with them, hold more than 5% of the shares in Bookham are advised that clearance has been granted by the Inland Revenue under the provisions of Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Scheme. Accordingly, the Inland Revenue has confirmed it is satisfied that the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is an avoidance of liability to capital gains tax or corporation tax.

A Bookham Shareholder who receives cash from Bookham Inc. under the Scheme in respect of a fractional entitlement will be treated as making a part disposal of his Bookham Shares for the purposes of UK taxation on chargeable gains and, accordingly, may be liable to such taxation on any chargeable gain arising. For this purpose, the base cost of such Bookham Shareholder's Bookham Shares will generally be apportioned by reference to market value at the date of disposal between the part deemed disposed of and the part retained and the base cost attributable to the part disposed of will, if appropriate, be subject to indexation allowance or taper relief.

Stamp duty and SDRT

No stamp duty or SDRT should be payable on the cancellation of Bookham Shares or the issue of Bookham Inc. Shares under the Scheme of Arrangement.

8.2       United States Taxation

The summary below relates only to US holders. A "US holder" is a beneficial owner of Bookham Shares or Bookham ADSs that is, for federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is includible in gross income for federal income tax purposes regardless of its source; or (iv) a trust, the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have authority to control all substantial decisions of the trust. For US federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owner.

Issue of Bookham Inc. Shares under the Scheme of Arrangement

Capital gains

A US holder will recognise no gain or loss on the exchange of its Bookham Shares or Bookham ADSs for Bookham Inc. Shares pursuant to the Proposal, except that such holder will recognise capital gain or loss on any cash received in lieu of a fractional entitlement in an amount equal to the difference between the amount of cash received and the portion of the holder's tax basis in the Bookham Share or Bookham ADS that would be allocated to the fractional entitlement for which cash was received. The aggregate tax basis of a US holder in the Bookham Inc. Shares received in the Proposal will be the same as the aggregate basis in such holder's Bookham Shares or Bookham ADSs, reduced by any basis allocable to a fractional entitlement. The holding period of a US holder in the Bookham Inc. Shares received in the Proposal will include the holding period for the Bookham Shares or Bookham ADSs exchanged therefor.

9.         Share schemes

It is intended that Bookham Optionholders will exchange their Bookham Options for options of equivalent value over Bookham Inc. Shares. All Bookham Shares issued on the exercise of Bookham Options prior to the Scheme Record Time will be subject to the Scheme.

The detailed proposals will be notified separately to Bookham Optionholders in due course, but a summary is set out below:

  (a)
  1995 Employee Share Option Scheme ("1995 Scheme") and 1998 Employee Share Option Scheme ("1998 Scheme")

      All options granted under the 1995 Scheme are fully vested and exercisable. Vested and unvested options exist under the 1998 Scheme. Once the Scheme becomes effective, Bookham Inc. will, subject to receiving appropriate consents from Bookham Optionholders, assume all options outstanding under the 1995 and 1998 Schemes on an equivalent basis. The assumed options will continue on the same terms and conditions, except that they will become options to purchase Bookham Inc. Shares and will be adjusted so that the number of Bookham Inc. Shares purchasable upon the exercise of each assumed Bookham Option will be equal to the number of Bookham Shares that a Bookham Optionholder would have received upon exercise prior to the Scheme divided by ten. In addition to the adjustment referred to in the last sentence, the exercise price of the Bookham Options will also be adjusted proportionately. The exercise price of the assumed options will be converted (where necessary) from pounds sterling to US dollars by reference to the exchange rate around the time the options are assumed by Bookham Inc. Any options that have not been exercised or assumed by Bookham Inc. within 90 days of the Effective Date will expire.

      Certain options under the 1998 Scheme are subject to performance-based vesting. All such conditions will, in broad terms, remain appropriate after the Effective Date and accordingly will be applicable to the relevant assumed options. Where necessary, all performance conditions will be adjusted to reflect Bookham Inc.'s position as parent company of the Enlarged Group following the Effective Date.

  (b)
  2001 Approved Sharesave Scheme (the "Sharesave Scheme")

      Bookham Optionholders who received options under the Sharesave Scheme will be offered the opportunity to exchange their options over Bookham Shares for options of equivalent value over Bookham Inc. Shares, as described above in relation to the 1995 and 1998 Schemes (other than in respect of the appropriately adjusted exercise price which will remain in pounds sterling). This will enable sharesave optionholders to continue their monthly savings contracts until the maturity of their original options. Alternatively, the rules of the Sharesave Scheme permit Bookham Optionholders to exercise their sharesave options and acquire Bookham Shares to the extent of accrued savings within six months from the date on which the High Court sanctions the Scheme. Any Bookham Shares issued after completion of the Scheme on exercise of options under the Sharesave Scheme will be compulsorily replaced with Bookham Inc. Shares on a one for ten basis by virtue of the inclusion of appropriate provisions in the Articles of Bookham. The UK Inland Revenue have been requested to confirm that the tax approval of the Sharesave Scheme is not prejudiced by this amendment to the Articles of Bookham. Details of the proposed amendment to Bookham's Articles are set out in part (ii) of the second resolution of the notice of Extraordinary General Meeting at the end of this document. Any options that have not been exercised or rolled-over into Bookham Inc. Options within six months following the Scheme being sanctioned by the High Court will expire.

  (c)
  New Focus Assumed Options

      All New Focus Assumed Options will be assumed by Bookham Inc. on the Effective Date. As a result, the relevant optionholders will hold equivalent options over Bookham Inc. Shares on a one for ten basis (with appropriate adjustment to the exercise price). Such options will be exercisable in the same manner as the original options.

In relation to the grant of options over Bookham Inc. Shares after the Effective Date, Bookham Inc. will be adopting new schemes, summaries of which are contained in paragraph 8 of Part 6 of this document.

The tax consequences of the Scheme, the Bookham Options and the Bookham Inc. Options will be governed by the country in which the Bookham Optionholder is tax resident. Bookham Optionholders are recommended to consult with their personal tax adviser with respect to the tax consequences in their country of residence of the Bookham Options and the Bookham Inc. Options, as well as any other federal, foreign, state, provincial and local tax consequences that may be applicable to them. Moreover, any Bookham Optionholder who is a citizen or resident of a country other than the country in which he or she works, or who is subject to the tax laws of more than one country, or who changes his or her residence or citizenship during the term of the options, should consult his or her personal tax adviser.

10.       Bookham Warrants

Bookham Warrants will be affected by the Scheme. However, it is intended the Bookham Warrantholders will exchange their Bookham Warrants for warrants of equivalent value over Bookham Inc. Shares. All Bookham Shares issued on the exercise of Bookham Warrants prior to the Scheme Record Time will be subject to the Scheme.

The tax consequences of the Scheme, the Bookham Warrants and the warrants over Bookham Inc. Shares will be governed by the country in which the Bookham Warrantholder is tax resident. Bookham Warrantholders are recommended to consult with their personal tax adviser with respect to the tax consequences in their country of residence of the Bookham Warrants and the warrants over Bookham Inc. Shares, as well as any other federal, foreign, state, provincial and local tax consequences that may be applicable to them. Moreover, any Bookham Warrantholder who is a citizen or resident of a country other than the country in which he or she works, or who is subject to the tax laws of more than one country, or who changes his or her residence or citizenship during the term of the warrants, should consult his or her personal tax adviser.

11.       Overseas Bookham Shareholders

As regards Bookham Shareholders or Bookham ADS holders not resident in, or citizens of, the United Kingdom and the United States ("overseas shareholders"), the Scheme may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of the overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case, where the issue of a Bookham Inc. Share would infringe the laws of any jurisdiction outside the United Kingdom or the United States or necessitate compliance with any special requirement, the Scheme provides that such shares shall either be issued to a nominee and then sold or issued to the overseas holder and sold on his behalf, in each case, with the net proceeds of sale (after the deduction of all expenses and commissions including any value added tax payable thereon) being remitted to the overseas shareholder by sending a cheque to the holder of such Bookham Shares in accordance with the provisions of the Scheme.

12.       Treatment of Bookham ADSs

Each Bookham ADS represents 1 Bookham Share. The Bank of New York, as Depositary, is the record holder of the Bookham Shares underlying the Bookham ADSs. Accordingly, the Depositary, as a Bookham Shareholder, will be entitled to:

1 Bookham Inc. Share for every 10 Bookham Shares

held by it at the Scheme Record Time and so in proportion for any other number of Bookham Shares then held by it.

Accordingly, as soon as practicable, the Depositary will, after the satisfaction of certain pre-conditions set forth below, distribute directly to Bookham ADS holders their proportionate entitlement to the Bookham Inc. Shares, in the following proportions:

1 Bookham Inc. Share for every 10 Bookham ADSs

held by Bookham ADS holders at the Scheme Record Time and so in proportion for any other number of Bookham ADSs then held and otherwise on the terms and conditions set out in this document and the Deposit Agreement.

Fractional entitlements of Bookham Inc. Shares shall not be issued and to the extent that Bookham ADS holders are entitled to fractional Bookham Inc. Shares, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Bookham ADS holders entitled to them. Such payment will be made by way of cheque in US dollars.

Bookham ADS holders at the Scheme Record Time who hold Bookham ADSs in certificated form will receive their relevant proportion of the Bookham Inc. Shares in certificated form.

Bookham ADS holders at the Scheme Record Time who hold Bookham ADSs in book entry form will have their relevant proportion of the Bookham Inc. Shares automatically credited to their relevant book entry account, although Bookham Inc. reserves the right to settle all or any part of the Bookham Inc. Shares in certificated form. If for any reason Bookham ADS holders who hold their Bookham ADSs in book entry form do not want their book entry account automatically credited with Bookham Inc. Shares and would instead prefer to have a certificate for Bookham Inc. Shares, such Bookham ADS holder must notify his or her broker to withdraw the book-entry ADSs and request the Bookham Inc. Shares in certificated form prior to the Effective Date.

As soon as reasonably practicable, and in any event within ten business days after the Effective Date, the Depositary will mail to each Bookham ADS holder a letter of transmittal which the Bookham ADS holder must properly complete and deliver to the Depositary along with the Bookham ADS holder's Bookham ADR and instructions for effecting surrender of the Bookham ADR.

Until properly surrendered, each Bookham ADS will, after the Effective Date, represent the right to receive upon proper surrender, Bookham Inc. Shares and cash in lieu of any fractional entitlement. After the Effective Time, Bookham ADSs shall no longer be traded on NASDAQ.

All certificates and cheques shall be sent to Bookham ADS holders at their own risk and will be sent by post either to the holder's address as set out on the register of Bookham ADS holders at the Scheme Record Time or to such other address of the holder as is notified as a change of address in writing by a Bookham ADS holder to the Depositary prior to the Effective Date and in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

It should be noted that Bookham ADS holders will not be entitled to attend the Bookham Meetings. However, Bookham ADS holders will be able to have their votes represented at the Shareholder Court Meeting and the Extraordinary General Meeting by proxy through procedures established pursuant to the Deposit Agreement. Bookham ADS holders who wish to attend the Bookham Meetings or to be present at the Court Hearing as a Bookham Shareholder should take steps to present their Bookham ADSs to the Depositary for cancellation and delivery of Bookham Shares so as to become holders of record of Bookham Shares prior to the Bookham Meetings or prior to the Court Hearing, as the case may be. The date for the Shareholder Court Meeting and the Extraordinary General Meeting is 16 August 2004 and notice of the Shareholder Court Meeting is set out on pages 85 to 86 of this document and notice of the Extraordinary General Meeting is set out on pages 82 to 84 of this document. The Bookham Meetings will be held at The Oxford Centre, 333 Banbury Road, Oxford, OX2 7PL. The Extraordinary General Meeting shall be at 10:00 a.m. and the Shareholder Court Meeting at 10:10 a.m. (or as soon thereafter as the Extraordinary General Meeting shall have concluded or been adjourned). If Bookham ADS holders wish to attend the Bookham Meetings, they must present their Bookham ADSs to the Depositary for cancellation by no later than 9 August 2004, although no guarantee can be given by the Depositary that it will be able to procure that the relevant Bookham ADS holder becomes a holder of record of Bookham Shares in time for the relevant meetings. The expected date of the Court Hearing is 9 September 2004. If Bookham ADS holders wish to attend the Court Hearing as Bookham Shareholders they should present their Bookham ADSs to the Depositary for cancellation by no later than 2 September 2004, although no guarantee can be given by the Depositary that it will be able to procure that the relevant Bookham ADS holder becomes a holder of record of Bookham Shares in time for the Court Hearing. The Court Hearing shall be at The High Court of Justice, Chancery Division, Companies Court, London, UK.

Pursuant to the Deposit Agreement, the Depositary has fixed the close of business in New York on 6 July 2004 as the ADS Record Date. All Bookham ADS holders on record at the ADS Record Date will be sent a notice containing (i) this document, (ii) a statement that the Bookham ADS holders as of the ADS Record Date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Bookham Shares represented by their respective Bookham ADSs, and (iii) a statement that such instructions may be given by returning a properly executed ADS Voting Instruction Card (in the form enclosed with this document) to the Depositary. Bookham Shares represented by properly executed ADS Voting Instruction Cards received by the Depositary before 3:00 p.m. (New York time) on 6 August 2004, unless such ADS Voting Instruction Cards have been revoked, will be voted by the Depositary in accordance with the instructions set forth on such ADS Voting Instruction Card. If no instructions are indicated, or a Bookham ADS holder does not return the ADS Voting Instruction Card, such Bookham ADS holder will be deemed to have instructed the Depositary to give, and the Depositary will give, a discretionary proxy to a person designated by Bookham with respect to such Bookham Shares represented by such holder's Bookham ADSs. Bookham Shares covered by such discretionary proxy will be voted to approve the Scheme.

In addition, a completed ADS Voting Instruction Card returned by a Bookham ADS holder will authorise the disclosure to the Company of the name and address of such Bookham ADS holder together with details of the instructions on the ADS Voting Instruction Card, and will entitle (and contain the consent of) such Bookham ADS holder to be lent (by a person other than The Bank of New York and who is currently expected to be Cazenove) and registered (either in his/her name or through a nominee) as holder of one Bookham Share. A completed ADS Voting Instruction Card will also appoint the Company Secretary of Bookham or such other person as may be nominated by the Board as the Bookham ADS holder's attorney-in-fact to (i) appoint (or authorise the appointment of) a proxy to vote the Bookham Share at the Shareholder Court Meeting and the Extraordinary General Meeting in accordance with the instructions on the ADS Voting Instruction Card, and in the absence of such instructions at the discretion of the proxy (who will vote to approve the Scheme), and (ii) sign any necessary documentation to transfer the Bookham Share back into the name of the lender of the Bookham Share after the Bookham Meetings. The costs associated with this registration and transfer will be paid by Bookham. This procedure is designed to enable as many Bookham ADS holders as possible to be included among the registered shareholders present or represented at the Bookham Meetings and thereby ensure that the votes cast at the Bookham Meetings are a fair representation of the views of the Bookham Shareholders and Bookham ADS holders.

In accordance with the terms of the Deposit Agreement, a fee will be charged for the cancellation of the Bookham ADSs. Bookham Inc. will pay the majority of such fee with Bookham ADSs holders being charged a fee of US$0.005 for each Bookham ADS (or a portion thereof) cancelled.

After the completion of the Scheme, each Bookham ADS holder will be sent a notice informing such holder that the Deposit Agreement and the Bookham ADS facility will terminate 90 days after the Effective Date and instructing each such holder, as applicable, to surrender the Bookham ADRs evidencing their Bookham ADSs to the Depositary in exchange for the delivery of certificates representing Bookham Inc. Shares. Upon receipt of such Bookham ADRs, the Depositary will transfer to the former Bookham ADS holder one Bookham Inc. Share for every ten Bookham ADSs cancelled.

13.       Action to be taken

Your attention is drawn to paragraph 12 of the letter from the Chairman of Bookham set out in Part 1 of this document which explains the actions you should take in relation to the Scheme.

If you are in any doubt as to the action to be taken, please contact the helpline shown below.

For Bookham Shareholders:
For callers dialing from within the UK the helpline number is 0870 162 3120.
For callers dialing outside the UK the helpline number is (+44) (0)20 8639 3305.
For Bookham ADS Holders:
For callers dialing from within the US the helpline number is 1-800-507-9357.
For callers dialing from outside the US the helpline number is (+001) 941-906-4753.

14.       Further information

The text of the Scheme is set out in full in Part 5 of this document. Details of documents available for inspection are given in paragraph 12 of Part 6 of this document.

Yours faithfully,

David Anderson

Managing Director
Cazenove & Co. Ltd

PART III
CHANGES IN THE RIGHTS OF BOOKHAM SHAREHOLDERS AND LEGAL CONSEQUENCES

As a result of the Scheme, Bookham Shareholders will be entitled to receive Bookham Inc. Shares. Bookham Inc. is incorporated in the State of Delaware, United States and Bookham is incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of a Bookham Inc. Stockholder and a Bookham Shareholder arising from the differences between the corporate laws of the State of Delaware, United States and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing Bookham, and, upon completion of the Scheme, governing Bookham Inc. The summary of Bookham Inc.'s governing instruments is of those instruments as they are expected to be amended and/or restated prior to the Effective Date. This summary is not a complete description of the laws of the State of Delaware, United States or of England and Wales, the other rules or laws referred to in this summary, the Bookham Inc. certificate of incorporation, the Bookham Inc. bylaws or the Bookham memorandum and articles of association.

Descriptions of the Bookham Shares and Bookham ADSs are contained in paragraphs 6 and 7, respectively of Part 6 of this document.

Unless the context otherwise requires, references to "shareholder" or "shareholders" or "stockholder" or "stockholders" means the person(s) whose name(s) appears on a company's register of members or stockholders and who are the legal owners of the shares concerned.

PROVISIONS CURRENTLY APPLICABLE TO BOOKHAM SHAREHOLDERS	PROVISIONS THAT WILL BE APPLICABLE TO BOOKHAM INC. STOCKHOLDERS
Voting Rights
Under English law, a shareholder who is present in person and entitled to vote at a shareholders' meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds; provided, however, that (1) not less than five shareholders having the right to vote at the meeting, including proxies for shareholders; or (2) any shareholder or shareholders, including proxies for shareholders, representing at least 10% of the total voting rights of all the shareholders having the right to vote at the meeting; or (3) any shareholder or shareholders, including proxies for shareholders, that hold shares conferring a right to vote at the meeting being shares of which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right to vote, have the statutory right to demand a vote by a poll, on a poll each shareholder having the right to vote, including proxies for shareholders, is entitled to one vote for each ordinary share held.	Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder unless the certificate of incorporation provides otherwise. Bookham Inc.'s certificate of incorporation does not alter the voting rights of holders of Bookham Inc. Shares.

The Bookham Inc. bylaws provide that the presence of the holders of a majority in voting power of the issued and outstanding stock entitled to vote constitutes a quorum for the transaction of business at a stockholders meeting.

Under Delaware law, a certificate of incorporation may provide that in elections of directors, stockholders are entitled to cumulate votes. The Bookham Inc. certificate of incorporation does not provide for cumulative voting for the election of directors.

The Articles provide that resolutions put to a vote at a shareholders' meeting will be decided on a show of hands, unless a poll is demanded by:
(1) the chairman of the meeting;
(2) at least three shareholders present that have the right to vote on the resolution;
(3) any shareholder or shareholders representing at least 10% of the voting rights of all shareholders that have the right to vote on the resolution; or
(4) any shareholder or shareholders holding shares that have voting rights on the resolution on which the aggregate sum paid on its or their shares is equal to at least 10% of the total sum paid on all the shares having those voting rights on the resolution.
Under English law and the Articles, ordinary resolutions are, in the first instance, decided on a show of hands and must be approved by at least a majority of the votes cast by shareholders present in person. If a poll is demanded, the resolution conducted on a poll must be approved by at least a majority of the votes cast at the meeting. Both special and extraordinary resolutions, if decided on a show of hands, require the affirmative vote of at least 75% of the votes cast by shareholders present in person. If a poll is demanded, the resolution conducted on a poll must be approved by at least 75% of the votes cast at the meeting.
Under Bookham's current articles of association, proxies of shareholders are entitled to attend and, on a poll, vote at shareholders meetings but not on a show of hands. Proxies of shareholders are not, however, currently entitled to speak at shareholders' meetings, except with the permission of the chairman of the meeting.
A holder of Bookham ADSs is currently not entitled to attend, speak or vote at Bookham shareholders' meetings. Under the current terms of the Bookham ADSs, The Bank of New York, as the Depositary, will to the extent practical, subject to applicable law and the memorandum and articles of association of Bookham, vote the Bookham Shares underlying the Bookham ADSs in accordance with the written instructions of the registered holder of the Bookham ADSs. If, however, a holder of Bookham ADSs holds Bookham ADSs through a brokerage account or otherwise in "street name", in order to vote, the holder must instruct the registered holder of the Bookham ADSs to instruct the Depositary with regard to voting the Bookham Shares underlying the holder's Bookham ADSs. A more complete description of the voting rights of a holder of Bookham ADSs is found at "Description of Bookham ADSs—Voting Rights."

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless the company's articles of association specify otherwise. The Articles of Association do not specify otherwise, except that the shareholders will not need to be present in person, and may instead be present by proxy, to constitute a quorum. Cumulative voting is not recognised under English law.
Action by Written Consent
Under English law, shareholders of a public company such as Bookham are not permitted to pass resolutions by written consent.
Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders meeting without a meeting if the action is consented to in writing by stockholders holding not less than the number of votes that would be required to authorise or take that action at a meeting at which all stockholders were present and voted. The certificate of incorporation of Bookham Inc., however, states that stockholders may not take action by written consent. No action may be taken by the stockholders of Bookham Inc. except at an annual or special meeting of the stockholders called in accordance with Bookham Inc.'s bylaws.
Shareholder Proposals and Shareholder Nominations of Directors

Under English law, shareholders may demand that a resolution be voted on at a general meeting if the demand is made (1) by shareholders holding at least 5% of the total voting power of shares having a right to vote on the resolution, or (2) by at least 100 shareholders holding shares on which there has been paid up an average sum per shareholder of at least £100. The shareholders must deposit the demand at the company's registered office at least six weeks before the general meeting to which it relates. In general, resolutions to appoint directors must be put to shareholders on the basis of one resolution for each nominated director. A resolution including more than one director may be presented to be voted upon at a general meeting only if the shareholders have first unanimously approved so doing.
Under the Bookham Inc. bylaws, any stockholder may nominate candidates for election to the board of directors at an annual or special meeting or bring other business before an annual meeting if the stockholder gives timely notice in writing of the proposals or nominations to be brought before the meeting in the form set forth in Bookham Inc.'s bylaws. In the case of an annual meeting, to be timely, a stockholder's notice must be received by the secretary of Bookham Inc. not less than 90 days or more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is advanced more than 20 days or delayed more than 60 days from the first anniversary of the preceding year's annual meeting, the notice must be received no earlier than 120 days prior to the annual meeting and no later than the close of business on the earlier of the 90th day prior to the annual meeting and the 10th day following the day on which notice or public disclosure of the date of the annual meeting was mailed or made. In the case of a special meeting, provided that Bookham Inc.'s board of directors has determined that directors will be elected at the meeting, to be timely, a stockholder's notice must be received by the secretary of Bookham Inc. no earlier than 120 days prior to the special meeting and no later than the close of business on the later of the 90th day prior to the special meeting and the 10th day following the day on which notice or public disclosure of the date of the special meeting was mailed or made.

Sources and Payment of Dividends

Subject to the prior rights of holders of any preferred shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realised profits less accumulated, realised losses, and not out of share capital, which includes share premiums, which are equal to the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings. In addition, under English law, Bookham will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves. If recommended by the Bookham board of directors, Bookham shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by the Bookham board of directors. The Bookham board of directors has the power under the Articles to pay interim dividends without the approval of shareholders to the extent the financial position of Bookham justifies a dividend.
Under Delaware law, subject to any restriction in the corporation's certificate of incorporation, the board of directors may declare and pay dividends out of (1) surplus of the corporation which is defined as net assets less statutory capital, or (2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation's net profits until the deficiency in the capital has been repaired. Bookham Inc.'s certificate of incorporation contains no provisions restricting the payment of dividends on Bookham Inc. Shares.

Rights of Purchase and Redemption

Under English law, a company may issue redeemable shares if authorised by its articles of association, subject to any conditions stated therein. The Articles permit the issuance of redeemable shares. A company may purchase its own shares, if the purchase (1) is authorised by its articles of association, and (2) (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders, or (b) in all other cases, has first been approved by a special resolution of its shareholders. The Articles authorise Bookham to purchase its own shares.
Under Delaware law, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem these shares if the capital of the corporation is impaired or would become impaired as a result of the redemption, purchase or disposition. However, at any time, a corporation may purchase or redeem any of its shares that are entitled upon any distribution of its assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (1) distributable profits, or (2) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

The UK Listing Authority requires that where a company has issued shares that are admitted to the Official List of the UK Listing Authority and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass an extraordinary resolution approving any repurchase at a separate class meeting.

The UK Listing Authority requires that purchases within a 12-month period of 15% or more of a company's share capital must be made through either a tender or partial offer to all shareholders. A tender offer must be made at a stated maximum or at a fixed price.

Purchases within a 12-month period below the 15% threshold may be made through (1) the open market, provided that the price is not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five trading days before the purchase date, or (2) an off-market transaction negotiated with one or more shareholders.

Meetings of Shareholders
Under the Articles, all general meetings of shareholders will be held at the time and place determined by the directors.
Bookham Inc.'s bylaws provide that meetings of stockholders may be held at any place designated by the Bookham Inc. (1) board of directors, (2) chairman of the board of directors, (3) chief executive officer or (4) president or, if no such designation is made, at the principal office of Bookham Inc.
Special Meetings of Shareholders

Under English law, an extraordinary general meeting of shareholders may be called by (1) the board of directors, or (2) shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at the general meetings.
Delaware law provides that special meetings of stockholders may be called by (1) the board of directors, or (2) any person or persons authorised by the corporation's certificate of incorporation or bylaws.

The notice requirement for ordinary, extraordinary and special resolutions are as follows:

 (1)    Ordinary resolution—14 clear days' notice;

 (2)    Extraordinary resolution—14 clear days' notice; and

 (3)    Special resolution—21 clear days' notice.

 An annual general meeting requires 21 clear days' notice.

In addition, general meetings may be called upon shorter notice if (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote agree to the shorter notice, or (2) in the case of an extraordinary general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares which can be voted at the meeting so agree.
Bookham Inc.'s bylaws provide that special meetings of stockholders may be called only by (1) the board of directors, (2) the chairman of the board of directors, (3) the chief executive officer or (4) the president. Bookham Inc.'s bylaws provide that, except as otherwise provided by law, stockholders entitled to receive notice of a special meeting must receive notice of the meeting not less than 10 days and not more than 60 days prior to the date of the meeting. This notice must identify the purpose of the special meeting. Bookham Inc.'s bylaws provide that the business permitted to be conducted at any special meeting is limited to matters relating to the purpose or purposes specified in the notice of the special meeting.

"Clear days' notice" means calendar days and excludes (1) the date of mailing, (2) the date of receipt or deemed receipt of the notice, and (3) the date of the meeting itself. The Articles provide that documents sent by first class mail are deemed received 24 hours after mailing, and, if sent by second class mail, 48 hours after mailing.
"Extraordinary resolutions" are relatively unusual and are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of the company.

"Special resolutions" generally involve proposals to (1) change the name of the company, (2) alter its capital structure, (3) change or amend the rights of shareholders, (4) permit the company to issue new shares for cash without applying the shareholders preemptive rights, (5) amend the company's objects clause in its memorandum of association, (6) amend the company's articles of association, or (7) carry out other matters for which the company's articles of association or the Companies Act prescribe that a "special resolution" is required.

Proposals relating to the ordinary course of a company's business, such as the election of directors and transactions, such as mergers, acquisitions and dispositions, are the subject of an "ordinary resolution."
Appraisal Rights

While English law does not generally provide for appraisal rights, a shareholder may apply to a court and the court may specify terms for the acquisition that it considers appropriate as described under "Shareholders' Votes on Certain Transactions" below.
Under Delaware law, stockholders of a corporation that is a constituent in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares:
(1) listed on a national securities exchange;
(2) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or
(3) held of record by more than 2,000 stockholders;
unless holders of stock are required to accept in the merger anything other than any combination of:
(1) shares of stock or depositary receipts of the surviving corporation in the merger;
(2) shares of stock or depositary receipts of another corporation that, at the effective date of the merger, will be either:
(a) listed on a national securities exchange;
(b) designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

(c) held of record by more than 2,000 stockholders;
(3) cash in lieu of fractional shares of the stock or Depositary receipts received; or
(4) any combination of (1), (2) and (3).

In addition, appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation.
Preemptive Rights

Under English law, the issuance for cash of (1) equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount, or (2) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.
Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. Bookham Inc.'s certificate of incorporation does not provide for preemptive rights.

At its annual general meeting each year, Bookham has passed, as is the custom of many English companies whose shares are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange, a resolution to authorise the directors of Bookham to allot up to a specified amount of equity securities, generally 5% of issued share capital, without these preemption rights.
Amendment of Governing Instruments

Under English law, shareholders have the power to amend (1) the objects, or purpose, clause in a company's memorandum of association, and (2) any provisions of the company's articles of association by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments.
Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (1) the approval and recommendation of the board of directors, (2) the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and (3) the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class.
Under English law, the board of directors is not authorised to change the memorandum of association or the articles of association. See "Stock Class Rights" below.
Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings. See "Stock Class Rights" below.
Under Bookham Inc.'s certificate of incorporation, approval of the holders of at least 75% in voting power of the issued and outstanding stock entitled to vote is required to amend or repeal any of the articles of the Bookham Inc. certificate of incorporation relating to:
(1) the general powers of the Bookham Inc. board of directors;
(2) the number and election of the Bookham Inc. board of directors;
(3) the classification of the Bookham Inc. board of directors;
(4) the terms of office of the Bookham Inc. board of directors;
(5) what constitutes a quorum of the Bookham Inc. board of directors;
(6) what constitutes action at meetings of the Bookham Inc. board of directors;
(7) filling vacancies or newly created directorships on the board of directors;
(8) advance notice of stockholder nominations for election of directors and for other business for a meeting of stockholders;
(9) the amendment to the Bookham Inc. bylaw provisions described below;
(10) the prohibition on stockholder action by written consent;
(11) the removal of directors; or
(12) special meetings of stockholders.

Under Bookham Inc.'s certificate of incorporation and bylaws, the affirmative vote of the holders of at least 75% in voting power of the issued and outstanding stock entitled to vote is required to adopt, amend or repeal the bylaws.

Under Delaware law, if provided by the certificate of incorporation, the board of directors has the power to adopt, amend or repeal the bylaws of a company. The Bookham Inc. certificate of incorporation authorises the Bookham Inc. board of directors to adopt, amend or repeal the Bookham Inc. bylaws.

Preference Stock

Subject to the rights of any existing shareholders, The Articles permit Bookham to issue new shares with any rights granted to holders of such shares, including rights of priority over the Bookham Shares. Bookham currently has only issued ordinary shares.
The Bookham Inc. certificate of incorporation authorises the Bookham Inc. board of directors (1) to provide for the issuance of one or more series of preferred stock, (2) to issue up to 5,000,000 shares of preferred stock, (3) to fix the number of the shares constituting each series of preferred stock, and (4) to fix for each series, its voting powers, designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof.
Stock Class Rights

The Articles provide that:

 (1) the rights of any class of shares may only be changed with the consent in writing of holders of three-fourths of the total nominal value of shares of that class or by an extraordinary resolution passed at a separate class meeting of the holders of the relevant class of shares;

(2) the quorum required for the separate class meetings is at least two people who hold, or act as proxies for, at least one third of the total nominal value of the existing shares of the class, except that at any adjournment of a class meeting one shareholder constitutes a quorum, regardless of the number of shares that person holds;
Under Delaware law, any change to the rights of holders of Bookham Inc. Shares or preferred stock would require an amendment to the Bookham Inc. certificate of incorporation. Holders of shares of a class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment will (1) increase or decrease the authorised number of shares of the class, (2) increase or decrease the par value of the shares of the class, or (3) alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.
(3) every holder of shares of a class having a separate class meeting is entitled, on a poll, to one vote in respect of each share held; and
(4) a poll may be demanded at a separate class meeting by any person present in person or by proxy and entitled to vote.
Shareholders' Votes on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers. These arrangements require the approval of (1) at special meetings convened by order of the court, a majority in number of each class of shareholders or creditors representing 75% in value of the capital held by or debt owed to that class present and voting in person or by proxy, and (2) the court.
Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation's assets or dissolution requires (1) the approval of the board of directors, and (2) approvals by the holders of a majority in voting power of the issued and outstanding stock entitled to vote on that matter.

Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class and the company are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.
Under the rules of the UK Listing Authority, shareholder approval:
(1) is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company's equity shares; and
(2) may also be required for an acquisition or disposal of assets between a listed company and parties, including:
(a) directors or shadow directors of the company or its subsidiaries;
(b) any person who is, or was in the last 12 months preceding the date of the transaction, a holder of 10% or more of the nominal value of any class of the company's or any holding company's or its subsidiary's shares having the right to vote; or
(c) any of their affiliates.
The Companies Act also provides (1) that where a takeover offer is made for the shares of a company incorporated under the Companies Act, and (2) within four months of the date of the offer, the offeror has acquired or contracted to acquire at least 90% in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the 90% level, require shareholders who do not accept the offer to transfer their shares on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in these circumstances, in the alternative, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection

Except when closed pursuant to the Companies Act, the register and index of names of shareholders of an English company may be inspected during business hours (1) for free, by its shareholders, and (2) for a fee by any other person.

 In both cases, the documents may be copied for a fee.

 The shareholders of an English public company may also inspect, without charge, during business hours (1) minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and (2) service contracts of the company's directors.

 In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.

The shareholders of Bookham do not have rights to inspect the accounting records of Bookham or minutes of meetings of its directors.
Delaware law allows any stockholder during normal business hours:

 (1) to inspect and to make copies or extracts of:

     (a) the corporation's stock ledger;

     (b) a list of its stockholders; and

     (c) its other books and records;

 (2) provided that:

     (a) the stockholder makes a written request under oath stating the purpose of his inspection; and

(b) the inspection is for a purpose reasonably related to the person's interest as a stockholder.
Standard of Conduct for Directors

Under English law, a director has a fiduciary duty to act in a company's best interest. This duty includes obligations:

(1) not to create an actual or potential conflict between his duty to the company and duties to any other person or his personal interests;

(2) not to make a profit out of his position as a director unless the company permits him to do so;

(3) to act bona fide in what they consider is in the interests of the company as a whole; and
Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of Bookham Inc.'s board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they believe to be in the best interests of the stockholders.

Immediately following the Effective Time, the Bookham Inc. board of directors is expected to consist of eight members, one of whom will be an executive officer of Bookham Inc.
(4) to exercise his powers only in accordance with the memorandum and articles of association of the company. In addition, a director must exercise reasonable care and skill in the performance of his duties. The precise scope of this duty is not defined, but the test generally is both subjective (i.e., was the director's conduct that of a reasonably diligent person who has the knowledge and experience of the director) and objective (i.e., was the director's conduct that of a reasonably diligent person having the knowledge and experience that a director holding that position should have).

In addition, directors are also required to disclose to the company of which they are a director certain information, including personal interests in contracts or arrangements with the company that may not be apparent.
Bookham's board of directors currently consists of eight members, one of whom is an executive officer of Bookham.
Classification of the Board of Directors

While English law permits a company to provide for terms of different length for its directors, the Articles do not provide for any such differentiation. The Articles provide that at each annual general meeting, all directors who were elected since the prior annual general meeting or last re-elected at or before the annual general meeting held in the third calendar year before will retire from office. These retired directors will be eligible for re-election at that annual general meeting.
Delaware law permits the certificate of incorporation or a stockholder-adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year. Bookham Inc.'s certificate of incorporation provides that, subject to the rights of any series of preferred stock to elect directors, the Bookham Inc. board of directors will be divided into three classes of directors with each class elected to serve for a term of three years.

The provision of the Bookham Inc. certificate of incorporation relating to the classification of the Bookham Inc. board of directors may only be amended or repealed by the affirmative vote of the holders of at least 75% in voting power of the issued and outstanding stock entitled to vote.
Removal of Directors

Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company's articles of association or service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company. See "Classification of the Board of Directors" above.
Delaware law provides that a director may be removed with or without cause by the holders of a majority in voting power of the issued and outstanding stock entitled to vote, except that (1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and (2) in the case of a corporation having cumulative voting, directors may not be removed in certain situations without satisfying certain stockholder approval requirements.

Under Bookham Inc.'s certificate of incorporation, subject to the rights of holders of any series of preferred stock, directors of Bookham Inc. may be removed only for cause by the affirmative vote of the holders of at least 75% in voting power of the issued and outstanding stock entitled to vote.

Vacancies on the Board of Directors

Under English law, shareholders may by ordinary resolution, at a meeting at which any director retires, appoint a person to be a director:

(1) to fill a vacancy; or

(2) to become an additional director,

subject to any maximum provided in the company's articles of association.
Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws, (1) vacancies on a board of directors, and (2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office. In the case of a classified board of directors, directors elected to fill vacancies or newly created directorships will hold office until the next election of the class for which the directors have been chosen.

The board of directors has the power to appoint a director to serve until the next annual general meeting of the company, whereupon the director concerned is required to retire but will be eligible for election.
Bookham Inc.'s certificate of incorporation provides that any vacancies or newly created directorships on Bookham Inc.'s board of directors may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Bookham Inc.'s certificate of incorporation also provides that a director elected to fill a vacancy will hold office until the next election of the class for which the director has been chosen, subject to the election and qualification of a successor and to the director's earlier death, resignation or removal.
Liability of Directors and Officers

English law does not permit a company to exempt any director or officer of the company or any person employed by the company as an auditor from any liability arising from negligence, default, breach of duty or breach of trust against the company.
Delaware law permits a corporation's certificate of incorporation to include a provision granting to a corporation the power to exempt a director from personal liability to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
(1) any breach of his duty of loyalty to the corporation or its stockholders;
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(3) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or
(4) any transaction from which he derives an improper personal benefit.

Bookham Inc.'s certificate of incorporation provides that a director of Bookham Inc. will not be personally liable to Bookham Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations set forth above.

Indemnification of Directors and Officers

English law does not permit a company to indemnify:

(1) a director or officer of the company; or

(2) any person employed by the company as an auditor

against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities:

(1) defending any proceeding in which judgment is entered in favor of the director or officer or the director or officer is acquitted; or

(2) proceedings in which the director or officer is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted.

The Articles provide that to the extent permitted by the Companies Act, every director or other officer is to be indemnified against liabilities he incurs in the actual or purported discharge of his duties or exercise of his power.

The Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against any liability arising from negligence, default, breach of duty or breach of trust against the company.
Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if the officer, director, employee or agent:

(1) acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation; and

(2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Bookham Inc.'s certificate of incorporation provides that Bookham Inc. will indemnify its current and former directors and officers to the fullest extent permitted by law.

Delaware law permits corporations to purchase and maintain insurance for directors, officers, employees and agents against any liability asserted against the person whether or not the corporation would have the power to indemnify the person under Delaware law.

Bookham Inc. maintains directors' and officers' insurance.
Bookham maintains directors' and officers' insurance.
Shareholders' Suits

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, the Companies Act permits a shareholder whose name is on the register of shareholders of the company to apply for a court order (1) when the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim, or (2) when any actual or proposed act or omission of the company is or would be so prejudicial.

A court has wide discretion in granting relief, and may authorise civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders. In order to become a shareholder and enforce these rights under English law, holders of Bookham ADSs will be required to withdraw from the Depositary at least one of their Bookham Shares underlying the Bookham ADSs. See "Description of Bookham ADSs—Deposit and Withdrawal" in Part VI for information about how to withdraw Bookham Shares.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation wrongfully fails to enforce the right itself. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders to enforce an obligation owed to the stockholders directly where the requirements for maintaining a class action under Delaware law have been met. The complaint must:

(1) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff's shares thereafter devolved on the plaintiff by operation of law; and

(2) with respect to a derivative action:

    (a) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors; or

    (b) allege with particularity that such effort would have been futile.

Additionally, the plaintiff must remain a stockholder through the duration of the suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Provisions Relating to Share Acquisitions

In the case of a company whose shares are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates. In addition, takeovers of public companies considered to be resident in the UK, i.e., generally those whose shares are admitted to the Official List, are regulated by the City Code, which is:

(1) comprised of non-statutory rules unenforceable at law; and

(2) administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when (1) any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him, represent 30% or more of the voting rights of a public company, or (2) any person, together with persons acting in concert with him, holds at least 30% but not more than 50% of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer for all of the equity shares of the company, whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him, for cash, or accompanied by a cash alternative, at not less than the highest price paid by the persons or these persons for the relevant shares during the 12 months preceding the date of the offer.
Section 203 of the General Corporation Law of the State of Delaware prohibits "business combinations," including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an "interested stockholder" who beneficially owns 15% or more of a corporation's voting stock, for three years after the person or entity becomes an interested stockholder, unless:

(1) prior to the time that the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including:

    (a) shares held by directors who are also officers; and

    (b) shares granted under certain employee benefit plans; or

(3) after the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and the holders of at least 66 2/3% in voting power of the issued and outstanding stock entitled to vote, excluding shares held by the interested stockholder.

The Scheme is not subject to the restrictions on business combinations set forth in Section 203.

Takeover Related Provisions

Under English law, directors of a company have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category. Under the City Code, a company is prohibited from taking any action without the approval of its shareholders at a general meeting after:

 (1) a bona fide offer has been communicated to its board of directors; or

 (2) its board of directors believes that a bona fide offer be imminent;

 which action could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Bookham does not maintain a shareholder rights plan.
Under Delaware law, directors generally have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they reasonably believe to be in the best interests of the stockholders. Nevertheless, a Delaware court will generally apply a policy of judicial deference to board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

 (1) they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

 (2) the board of directors action taken was neither preclusive nor coercive and was reasonable in relation to the threat posed.

Bookham Inc. does not maintain a stockholder rights plan.
Disclosure of Interests

The Companies Act provides that anyone who acquires a material interest or becomes aware that he has acquired a material interest in 3% or more of any class of shares of a public company's issued share capital carrying rights to vote at general shareholder meetings must notify that company in writing of his interest within two days. Thereafter, any increase or decrease of a whole percentage or decrease that reduces the interest to below 3% must be notified in writing to the company.
Acquirors of Bookham Inc. Shares are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding Bookham Inc. Shares must, within 10 days after such acquisition, (1) file a Schedule 13D with the SEC disclosing specified information, and (2) send a copy of the Schedule 13D to Bookham Inc. and to each securities exchange on which Bookham Inc. Shares are traded.

This requirement will apply to holders of Bookham Shares.

 In addition, the Companies Act provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company's issued voting share capital to (1) confirm whether this is or is not the case, and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company's shares of which he is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.
Bookham Inc. is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of Bookham Inc. Shares beneficially owned by:

 (1) each of its directors;

 (2) its chief executive officer;

 (3) each of its four most highly compensated executive officers other than its chief executive officer;

 (4) all of its directors and executive officers as a group; and

(5) any beneficial owner of 5% or more of the outstanding Bookham Inc. Shares.

Holding Bookham ADSs will generally constitute holding an interest in the underlying Bookham Shares and subject such holders to the requirements described above.

When the notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things:
(1) any transfer of the shares;
(2) the exercise of voting rights;
(3) the issue of further shares; and
(4) other than in a liquidation, dividends and other payments.

Subject to exceptions in limited circumstances, any agreement to transfer shares which are subject to restriction (1) above is void. In respect of an interest in shares that is less than 0.25% of the relevant class of shares in a company whose shares are traded on the London Stock Exchange, the restrictions extend only to prohibition on attending and voting at shareholders' meetings.

The Articles provide that the Bookham board of directors may impose the restrictions on shareholders set forth in the above paragraph, which restrictions are normally imposed by the court in the event a notice is served. In addition, holders of Bookham ADSs are required to comply with specified US securities law requirements, including filing Schedules 13D with respect to their beneficial ownership of the underlying Bookham Shares if they beneficially hold more than 5% of the issued Bookham Shares outstanding.

Bookham is required by the listing rules of the UK Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the Companies Act, and of any person with an interest of 3% or more of its ordinary shares, including ordinary shares underlying Bookham ADSs.

Limitation on Enforceability of Civil Liabilities under US Federal Securities Laws
Ability to Bring Suits, Enforce Judgments and Enforce US Law

Bookham is an English company located in the United Kingdom. Many of the directors and officers of Bookham are residents of the United Kingdom and not the United States. In addition, although the Enlarged Group has substantial assets in the United States, the majority of Bookham's assets and a large portion of the assets of Bookham's directors and officers are located outside of the United States.
Bookham Inc. is a company incorporated under the laws of the State of Delaware, United States and following the Scheme will be the holding company of the Enlarged Group and as a result will have substantial assets located in the United States. As a result, investors generally can initiate lawsuits in the United States against Bookham Inc. and its subsidiaries, and its directors and officers and can enforce lawsuits based on US federal securities laws in US courts.
As a result, US investors may find it difficult in a lawsuit based on the civil liability provisions of the US federal securities laws:
(1) to effect service within the United States upon Bookham and the directors and officers of Bookham located outside the United States;
(2) to enforce in US courts, or outside the United States, judgments obtained against those persons in the US courts;
(3) to enforce in US courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

(4) to enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of US courts, civil liabilities based solely upon the US federal securities laws.
Short Swing Profits

Directors and officers of Bookham are not subject to the Exchange Act's "short swing" profit rules because Bookham is a foreign private issuer under the Exchange Act. However, directors of Bookham are subject to applicable UK legislation prohibiting insider dealing and market abuse.
Directors and officers of Bookham Inc. are governed by rules promulgated under the Exchange Act, that may require directors and officers to forfeit to Bookham Inc. any "short swing" profits realised from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Bookham Inc. equity securities.

In addition, the directors have to comply with the Model Code of the UK Listing Authority that has been adopted by Bookham, which provides that the considerations taken into account by directors when deciding whether or not to deal in shares of the company of which they are a director must not be of a short-term nature. The Model Code also places additional restrictions on trading during periods prior to announcement of a company's results or when in the possession of inside information.

Proxy Statements and Reports
Notices and Reports to Shareholders

As a foreign private issuer, Bookham will not be governed by the proxy rules under the Exchange Act.

However, Bookham will be governed by the Companies Act and the listing rules of the UK Listing Authority regulating notices of shareholder meetings, which generally provide that notice of a shareholder meeting must be accompanied by (1) a shareholder circular containing an explanation of the purpose of the meeting, and (2) the recommendations of the board of directors with respect to actions to be taken.	Under the Exchange Act proxy rules, Bookham Inc. must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

In addition, Bookham sends Bookham Shareholders a copy of its annual report and accounts or a summary thereof. Under the rules of NASDAQ, Bookham is required to distribute to its ADS holders copies of its annual report.

In addition, under the listing rules of the UK Listing Authority, Bookham will, depending on their size and importance, be required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers either made by or in respect of the company.
Reporting Requirements

As a foreign private issuer with securities quoted on NASDAQ and registered under Section 12 of the Exchange Act, Bookham is required to publicly file with the SEC annual reports on Form 20-F within six months after the end of each fiscal year and to furnish to the SEC reports on Form 6-K any material which Bookham (1) makes or is required to make public under English law; (2) files or is required to file with the London Stock Exchange or UK Listing Authority; or (3) distributes to its shareholders.

Bookham is required to notify the UK Listing Authority of:

(1) any major new developments relating to its business which are not public knowledge and may lead to a substantial movement in its share price;

(2) notifications received by it from persons holding an interest in 3% or more of any class of the company's share capital;

(3) any changes in its board of directors;

(4) any purchase or redemption by it of its own equity securities;

(5) interests of directors in its shares or debentures; and

(6) changes in its capital structure.
As a United States company with a class of stock registered under the Exchange Act, Bookham Inc. must file with the SEC, among other reports and notices:

(1) an annual report on Form 10-K within 75 days after the end of the fiscal year covered by the report for fiscal years ending before December 15, 2004 and 60 days after the end of each fiscal year thereafter;

(2) a quarterly report on Form 10-Q within 45 days after the end of each fiscal quarter for fiscal years ending before December 15, 2004; 40 days after the end of each fiscal quarter for fiscal years ending on or after December 15, 2004 and before December 15, 2005; and 35 days after the end of each fiscal quarter thereafter; and

(3) current reports on Form 8-K upon the occurrence of important corporate events.

PART IV
CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME

The Scheme is subject to the following conditions:

(a)
Bookham shall have obtained all approvals of the Bookham Shareholders necessary to approve the Scheme and all the transactions contemplated thereby;

(b)
the High Court shall have sanctioned the Scheme;

(c)
an office copy of the Final Court Order(s) sanctioning the Scheme is delivered to the Registrar of Companies at Companies House and, in relation to the Capital Reduction, is registered by him; and

(d)
the listing of the Bookham Inc. Shares shall have been approved, subject to notices of issuance, by NASDAQ.

PART V
SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 4149 of 2004

IN THE MATTER OF BOOKHAM TECHNOLOGY PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

between

BOOKHAM TECHNOLOGY PLC

and

THE HOLDERS OF SCHEME SHARES (as hereinafter defined)

PRELIMINARY

(A)    In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Bookham Inc."	Bookham, Inc., a corporation organised under the laws of the State of Delaware, USA
"Bookham Inc. Common Stock"	common stock, par value $0.01, of Bookham Inc.
"business day"	a day (other than a Saturday or Sunday) on which banks are generally open for business in London
"Company"	Bookham Technology plc, a public limited company incorporated in England and Wales under the Companies Act 1985 (as amended), with registered number 2298887
"Company Ordinary Shares"	ordinary shares, nominal value 1/3p each, in the capital of the Company
"Court"	the High Court of Justice of England and Wales
"Court Hearing"	the hearing of the Petition by the Court

"Court Meeting"
the meeting of holders of Company Ordinary Shares convened by direction of the Court pursuant to Section 425 of the Companies Act 1985 (as amended) for 10:10 a.m. (or if later, immediately following the conclusion or adjournment of the Scheme EGM) on 16 August 2004 to consider and, if thought fit, approve this Scheme (including any adjournment thereof)
"CREST"
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI No 2001/3755 of the United Kingdom) in respect of which CRESTCo is the Operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of a written instrument
"CRESTCo"	CRESTCo Limited
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 5(A) hereof
"Hearing Date"	the date on which the Order is made
"holder"	a registered holder and includes any person(s) entitled by transmission
"NASDAQ"	the NASDAQ National Market, Inc.
"Order"	the order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 (as amended)
"Petition"	the petition to the Court to sanction this Scheme
"Relevant Holders"	holders of Scheme Shares whose names appear in the register of members of the Company at the Scheme Record Time
"Scheme"	this Scheme in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme EGM"
the extraordinary general meeting of holders of Company Ordinary Shares convened for 10:00 a.m. on 16 August 2004 to consider and, if thought fit, approve this Scheme (including any adjournment thereof)
"Scheme Record Time"	6:00 p.m. (London Time) on the business day immediately preceding the Effective Date or such other time or date agreed between the Company and Bookham Inc. and, if so required, approved by the Court
"Scheme Shares"	(i) the Company Ordinary Shares in issue at the date of this document;
(ii) any Company Ordinary Shares issued after the date of this document and at or prior to the Voting Record Time; and

(iii)
any Company Ordinary Shares, issued after the Voting Record Time and prior to 6:00 p.m. on the business day immediately prior to the date of the Court Hearing, in each case either or on terms that the original or any subsequent holder thereof shall be bound by this Scheme or in respect of which holders shall have agreed in writing to be bound by this Scheme
"in uncertificated form"
means recorded on the relevant register as being held in uncertified form in CREST, the title to which, by virtue of the Uncertificated Securities Regulations 2001 (SI No 2001/3755 of the United Kingdom), may be transferred by means of CREST
"US$"	United States dollars
"Voting Record Time"	6:00 p.m. on the day that is two days prior to the Court Meeting, or if adjourned, 6:00 p.m. on the date that is two days prior to the adjourned Court Meeting
(B)
The authorised share capital of the Company consists of an aggregate nominal value of £1,500,000 divided into 450,000,000 Company Ordinary Shares of which, as at close of business on 5 July 2004 (the last practicable date before publication of this document), 326,125,550 Company Ordinary Shares had been issued and were fully paid or credited as fully paid and the remainder of the Company Ordinary Shares were unissued.

(C)
Bookham Inc. was incorporated on 29 June 2004 under the laws of the State of Delaware, USA. The authorised capital stock of Bookham Inc. consists of 100 shares of Bookham Inc. Common Stock, of which, as at close of business on 5 July 2004 (the last practicable date before publication of this document), 100 shares of Bookham Inc. Common Stock were issued and outstanding.

(D)
Bookham Inc. is the holder of no Company Ordinary Shares.

(E)
Bookham Inc. has agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to the Court to be bound by this Scheme and do, or procure to be executed or done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

THE SCHEME

1.         Reduction of Share Capital and Cancellation of the Scheme Shares

  (A)
  The share capital of the Company shall be reduced by extinguishing and cancelling the Scheme Shares.

  (B)
  Forthwith and contingently upon the reduction and cancellation of capital referred to in Clause 1(A) taking effect:

  (i)
  the share capital of the Company shall be increased to its former amount by the creation of such number of Company Ordinary Shares as shall be equal to the number of Scheme Shares cancelled as aforesaid (the "New Shares"); and

  (ii)
  the Company shall apply the credit arising in its books of account as a result of the cancellation of the Scheme Shares in paying up in full the New Shares created pursuant to Clause 1(B)(i), which shall be allotted and issued, and credited as fully paid, to Bookham Inc. and/or its nominee(s).

2.         Consideration for the cancellation of the Scheme Shares

    In consideration of the cancellation of the Scheme Shares and the allotment and issue of the New Shares to Bookham Inc. and/or its nominee(s) pursuant to Clause 1(B)(ii), Bookham Inc. shall, subject to Clause 3(D), issue new shares of Bookham Inc. Common Stock credited as fully paid to and amongst the Relevant Holders so that the number of new shares of Bookham Inc. Common Stock to be so issued to each Relevant Holder shall be on the following basis: 1 share of Bookham Inc. Common Stock for every 10 Company Ordinary Shares held at the Scheme Record Time, provided that no fractional shares of Bookham Inc. Common Stock shall be issued to any such Relevant Holder and if, but for this provision, any such Relevant Holder would be entitled to a fractional share of Bookham Inc. Common Stock, those fractional entitlements will be aggregated and sold in the market and the net proceeds of sale distributed pro rata to the Relevant Holders entitled to them.

3.         Allotment and issue of Bookham Inc. Common Stock

  (A)
  The shares of Bookham Inc. Common Stock to be issued pursuant to Clause 2 shall rank pari passu in all respects with all other shares of Bookham Inc. Common Stock in issue on the Effective Date and shall be entitled to share in all dividends or distributions made, paid or declared on shares of Bookham Inc. Common Stock following the Effective Date.

  (B)
  As soon as reasonably practicable after the Effective Date, but in any event no later than 14 days thereafter, Bookham Inc. shall issue such shares of Bookham Inc. Common Stock as are required to be issued by it to give effect to this Scheme to the persons respectively entitled thereto, such consideration to be settled as set out in Clause 3(C).

  (C)
  Settlement of the consideration shall be effected in accordance with the following provisions:

  (i)
  Where, at the Scheme Record Time, a Relevant Holder holds Company Ordinary Shares in a stock account in CREST ("Uncertificated Holders"), the shares of Bookham Inc. Common Stock to which such Uncertificated Holder is entitled will be issued in certificated form, unless prior to the Effective Date such Uncertificated Holder has notified the Company's registrar in writing of the book entry account of a participant in The Depository Trust and Clearing Corporation to which the shares of Bookham Inc. Common Stock are to be credited in which event the shares of Bookham Inc. Common Stock to which such Uncertificated Holder is entitled will be credited to such account. In any case, Bookham Inc. reserves the right to settle all or part of the shares Bookham Inc. Common Stock referred to in this Clause 3(C)(i) for all or any of the Uncertificated Holders in certificated form and the manner referred to in Clause 3(C)(iii), if for any reason, it wishes to do so.

  (ii)
  Where, at the Scheme Record Time, a Relevant Holder holds Company Ordinary Shares in certificated form ("Certificated Holder"), the shares of Bookham Inc. Common Stock to which such Certificated Holder is entitled will not be issued to them in certificated form but will instead be issued to the Certificated Holder in book entry (uncertificated) form under the direct registration system which exists in the USA. In any case, Bookham Inc. reserves the right to settle all or any part of the shares of Bookham Inc. Common Stock referred to in this Clause 3(C)(ii) for all or any of the Certificated Holders in certificated form and in the manner referred to in Clause 3(C)(iii), if for any reason, it wishes to do so.

  (iii)
  Definitive certificates for shares Bookham Inc. Common Stock will be despatched by US airmail to the address appearing in the register of members of Bookham at the Scheme Record Time or to such other address of the holder as is notified as a change of address in writing by a Relevant Holder to the Company prior to the Effective Date and, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holdings concerned.

  (D)
  Without prejudice to the generality of the foregoing, if in respect of any Relevant Holder who is a citizen, resident or national of any jurisdiction outside the United Kingdom or the United States ("overseas shareholder"), Bookham Inc. is advised that the issue of shares of Bookham Inc. Common Stock pursuant to this Clause 3 would or might infringe the laws of any jurisdiction outside the United Kingdom or the United States or would or might require Bookham Inc. to obtain any governmental or other consent or any registration, filing or other formality with which it would be unable to comply or with which it would be unduly onerous to comply, Bookham Inc. may either:

  (i)
  determine that no shares of Bookham Inc. Common Stock shall be issued to such overseas shareholder under this Clause 3, but shall instead be issued to a nominee appointed by Bookham Inc., as a trustee for such overseas shareholder, on terms that they shall, as soon as reasonably practicable following the Effective Date, be sold on behalf of such overseas shareholder at the best price which can be reasonably obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid (without interest) to such overseas shareholder by sending a cheque to such overseas shareholder in accordance with the provisions of Clause 3(E). None of the Company, Bookham Inc., any nominee referred to in this Clause 3(D)(i) or any broker or agent of any of them shall have any liability (save in the case of bad faith or wilful default) for any loss arising as a result of the timing or terms of any such sale; or

  (ii)
  determine that such shares of Bookham Inc. Common Stock shall be sold, in which event the shares of Bookham Inc. Common Stock shall be issued to such overseas shareholder and Bookham Inc. shall appoint a person to act pursuant to this Clause 3(D)(ii) and such person shall be authorised on behalf of such overseas shareholder to procure that any share of Bookham Inc. Common Stock in respect of which Bookham Inc. has made such a determination shall, as soon as reasonably practicable following the Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commission, including any amount in respect of value added tax payable thereon) shall be paid (without interest) to such overseas shareholder by sending a cheque to such overseas shareholder in accordance with the provisions of Clause 3(E). To give effect to any such sale, the person so appointed shall be authorised on behalf of such overseas shareholder to execute and deliver a form of transfer and to give such instructions and to do all such things which he may consider necessary or expedient in connection with such sale. None of the Company, Bookham Inc., the person so appointed to act pursuant to this Clause 3(D)(ii) or any broker or agent of any of them shall have any liability (save in the case of bad faith or wilful default) for any loss arising as a result of the timing or terms of any such sale.

  (E)
  All deliveries of notices and documents of title and cheques required to be made by this Scheme shall be effected by posting the same in prepaid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the register of members (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding) at the Scheme Record Time or to such other addresses (if any) as such persons may respectively notify in writing as a change of address.

  (F)
  Neither the Company nor Bookham Inc. shall be responsible for any loss or delay in the transmission of the documents of title or cheques posted in accordance with Clause 3(E), which shall be posted at the risk of the addressee.

  (G)
  From the Effective Time, every person who was a holder of Scheme Shares shall be bound on the request of the Company to deliver up to the Company, or to any person appointed by the Company to receive the same, the existing certificate(s) for his/her Scheme Shares, which will have ceased to be of value, for cancellation. After the Scheme Record Time there shall be no further registrations of transfers on the register of members of the Company that was outstanding immediately prior to the Scheme Record Date. From the Effective Time, each share certificate for any Scheme Shares shall cease to be of any value and shall not entitle the holder thereof to any right whatsoever, except that (provided that such certificate represents Company Ordinary Shares on the register at the Scheme Record Time) they shall evidence, prima facie, the right to receive one share of Bookham Inc. Common Stock for every ten Scheme Shares evidenced by such certificate. In addition, in respect of those Relevant Holders holding their Company Ordinary Shares in uncertificated form, CRESTCo shall be instructed to disable such Relevant Holders' entitlement to Company Ordinary Shares.

  (H)
  All shares of Bookham Inc. Common Stock issued upon cancellation of the Scheme Shares in accordance with Clause 2 (including any cash paid pursuant to Clause 2 and/or Clause 3(D)), shall be deemed to have been issued in full satisfaction of all rights pertaining to such Scheme Shares.

  (I)
  No interest shall be payable by Bookham Inc. and/or the Company to the Relevant Holder with respect to: the issue of shares of Bookham Inc. Common Stock, regardless of when delivered or paid, respectively to the Relevant Holder.

  (J)
  In the event that certificates representing shares of Bookham Inc. Common Stock issued in connection with this Scheme are returned to Bookham Inc. or the Company (or any agent of either of them) or the relevant electronic book entry accounts of any Relevant Holder(s) are not able to be properly credited or any cheque for the cash entitlement pursuant to Clause 3(D) or in lieu of fractional interests in shares of Bookham Inc. Common Stock is returned to Bookham Inc. or the Company (or any agent of either of them), then any affected Relevant Holder may make a claim against Bookham Inc. only for his entitlement to shares of Bookham Inc. Common Stock and/or cash pursuant to Clause 3(D) or in lieu of fractional interests in shares of Bookham Inc. Common Stock.

  (K)
  Neither Bookham Inc. nor the Company shall be liable to any holder of Scheme Shares for any shares of Bookham Inc. Common Stock (or dividends or distributions with respect to such shares) or cash delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.

4.         Payment mandates

    Each mandate in force on the Effective Date relating to the payment of dividends on any Scheme Shares and other instructions given to the Company by Relevant Holders shall, unless and until revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Bookham Inc. in relation to the corresponding new shares of Bookham Inc. Common Stock to be issued pursuant to this Scheme.

5.         Operation of this Scheme

  (A)
  This Scheme shall become effective as soon as an office copy of the Order shall have been duly delivered by the Company to the Registrar of Companies for registration and a copy of the order of the Court under section 137 of the Companies Act 1985 confirming the reduction of the capital provided for by this Scheme shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him.

  (B)
  Unless this Scheme shall become effective on or before 31 December 2004 or such later date, if any, as the Company and Bookham Inc. may agree and the Court may allow, this Scheme shall lapse and never become effective.

  (C)
  The Company and Bookham Inc. may, but neither shall be required to, jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

6.         Costs

    The Company is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation, approval and implementation of this Scheme.

8 July 2004

PART VI
ADDITIONAL INFORMATION

1.         Responsibility

    The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.         Names of Directors

    The Directors of the Company are as follows:

Andrew Rickman,	Chairman
Giorgio Anania,	Chief Executive Officer
Lori Holland,	Non-executive Director
Wilbur Arthur Porter,	Non-executive Director
Robert Rickman,	Non-executive Director
Joseph Cook,	Non-executive Director
Winston Su-Kee Fu,	Non-executive Director
Peter Frank Bordui	Non-executive Director

    The business address of the Directors is 90 Milton Park, Abingdon, Oxfordshire, OX14 4RY.

3.         Incorporation of Bookham

    The Company was incorporated under the Companies Act 1985 and registered in England and Wales on 22 September 1988 as a private company limited by shares with the name Coleslaw 145 Limited and with registered number 2298887. On 14 December 1988 the Company's name was changed to Bookham Technology Limited. On 16 March 2000 the Company re-registered as a public company with the name Bookham Technology plc.

    Bookham is registered for VAT with VAT Registration Number GB501913776.

4.         Incorporation of Bookham Inc.

    Bookham Inc. was incorporated under the laws of the State of Delaware on 29 June, 2004.

5.         Directors' and Other Interests

5.1
The percentage of beneficial ownership for each of the following Bookham Shareholders is based on 326,125,550 Bookham Shares outstanding as of 5 July 2004 (being the latest practicable date prior to publication of this document). Each Bookham Shareholder shall maintain the same percentage ownership in Bookham Inc. as it had in Bookham at the Scheme Record Time.

Name of Beneficial Owner	Number of Bookham Shares	Number of Options/ Warrants		Percentage of Bookham Shares Beneficially Owned
Directors:
Andrew Rickman(1)	26,601,679	140,834		8.1
Giorgio Anania	237,630	7,213,691		0.07
Lori Holland	—	486,660		—
W Arthur Porter	—	397,447		—
Robert Rickman(2)	1,028,878	230,322		0.31
Joseph Cook	—	77,834		—
Winston Fu	—	61,507		—
Peter Bordui	—	61,507		—
Three Per Cent. Shareholders (other than Directors):
Rickman 1998 Accumulation and Maintenance Settlement Trust	8,721,312	—		2.67
Aviva plc(3)	17,026,213	—		5.22
Nortel Networks(4)	31,000,000	9,000,000	(5)	9.5
Goldman Sachs Group, Inc.	11,892,919	—		3.64

(1)
Includes 8,721,312 Bookham Shares held by the Rickman 1998 Accumulation and Maintenance Settlement Trust of which Andrew G. Rickman is a trustee.

(2)
Includes 939,000 Bookham Shares held by Marion Rickman, the wife of Robert J. Rickman.

(3)
Morley Fund Management Limited, a subsidiary of Aviva plc, holds all of the 17,026,213 Bookham Shares.

(4)
Includes 23,789,415 Bookham Shares held by Nortel Networks Limited and 7,210,585 Bookham Shares held by Nortel Networks Optical Components Limited.

(5)
Representing the warrants over Bookham Shares granted in connection with the acquisition of the optical amplifier and optical transmitter and receiver businesses from Nortel Networks.

5.2
Save as disclosed above, none of the Directors or their immediate families or any person connected with a Director within the meaning of section 346 of the Companies Act which would, if the connected person were a Director, be required to be notified in compliance with the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by the Director had, at 5 July 2004 (the latest practicable date prior to the publication of this document) or will have, so far as the Directors are aware, immediately following the Scheme becoming unconditional, any interest (beneficial or non-beneficial) in the Bookham Shares, which interest will then be required to be notified to Bookham pursuant to section 324 or section 328 of the Companies Act or entered in the register maintained by Bookham under the provisions of section 325 of the Companies Act.

5.3
Save as disclosed above, so far as is known to the Company, no person is, directly or indirectly, interested in 3 per cent or more of its issued share capital.

5.4
During 1998, the Company entered into a consultancy agreement with Lori Holland for the provision of consultancy services. This consultancy agreement was replaced by a directors' fee agreement with Ms Holland on 30 September 2002 (effective as of 1 August 2002). Save as disclosed in this paragraph 5.4, no Director has had any interest, direct or indirect, in any transaction which is unusual in its nature or conditions or significant in relation to the business of Bookham and which was effected during the current or immediately preceding financial year or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

5.5
There are no arrangements under which any of the Directors has waived or agreed to waive future emoluments or under which the total emoluments of any Directors will be varied in consequence of the Proposal.

6.         Description of Bookham Shares

    General

    The following information is a summary of the material terms of the Bookham Shares as specified in the Articles.

    All of the issued Bookham Shares are fully paid. Bookham Shares are represented in certificated form and also in uncertificated form under CREST. CREST is an electronic settlement system in the United Kingdom that enables Bookham Shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a physical certificate.

    Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer ordinary shares in the same manner and under the same terms as UK residents or nationals.

    Dividends

    Under English law, dividends are payable on Bookham Shares only out of profits available for distribution, as determined in accordance with UK GAAP and by the Companies Act. Bookham Shareholders are entitled to receive such dividends as may be recommended by Bookham's board of directors and declared by the Bookham Shareholders at a general meeting.

    Bookham's board of directors may pay Bookham Shareholders such interim dividends as appear to them to be justified by Bookham's financial position. If authorised by an ordinary resolution of the Bookham Shareholders, Bookham's board of directors may also offer Bookham Shareholders the right to elect to receive share dividends by way of scrip dividend instead of cash.

    Bookham has not paid dividends on Bookham Shares since its incorporation. Bookham's present policy is to retain all earnings for use in its business. Accordingly, Bookham does not anticipate that dividends will be paid in the foreseeable future.

    Bookham's board of directors may, with the sanction of an ordinary resolution of Bookham Shareholders, capitalise any sum standing to the credit of any of Bookham's reserve accounts or Bookham's profit and loss account. Such capitalisation will be effected in accordance with the rights attached to any share, either by appropriating such sum to pay up in full any of Bookham's share capital that has not been issued and distributing the same to Bookham Shareholders in proportion to the number of Bookham Shares that they hold, or by using it to pay some, or all, of any amount on any issued Bookham Shares held by Bookham Shareholders that has not already been called up or paid in advance, if the Articles of Association and the Companies Act and other laws and regulations relating to Bookham allow.

    The Articles provide that any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to Bookham.

    Rights in a Winding-up

    Except as Bookham Shareholders have agreed or may otherwise agree, upon Bookham's winding up, the balance of assets available for distribution:

  •
  after the payment of all of Bookham's creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

  •
  subject to any special rights attaching to any class of shares is to be distributed among Bookham Shareholders according to the amounts paid-up on the Bookham Shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Bookham Shareholders, divide among the shareholders the whole or any part of Bookham's assets in kind.

    Alteration of Share Capital; Allotment of Shares

    Bookham may occasionally, by ordinary resolution:

  •
  increase Bookham's share capital by a sum to be divided into shares of such amounts as the resolution prescribes;

  •
  consolidate and divide all or any of Bookham's share capital into shares of a larger nominal amount than its existing shares;

  •
  cancel any shares that, at the date of the resolution, have not been taken, or agreed to be taken, by any person and reduce Bookham's share capital by the amount of the shares so cancelled; and

  •
  subdivide Bookham Shares into shares of a smaller nominal amount than is fixed by Bookham's memorandum of association, subject to English law; if Bookham does so, the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions, Bookham has power to attach to unissued or new shares.

    Subject to the provisions of applicable English law, Bookham may purchase, or may enter into a contract under which Bookham will or may purchase, any of Bookham's own shares of any class including any redeemable shares. If there are in issue any shares or other securities that are admitted to the Official List of the UK Listing Authority and that are convertible into Bookham's equity share capital of the class proposed to be purchased, then Bookham will not purchase, or enter into a contract under which Bookham will or may purchase, such equity shares, unless either:

  •
  the terms of issue of such convertible shares or other securities include provisions permitting Bookham to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

  •
  the purchase or the contract first has been approved by an extraordinary resolution passed at a separate meeting of the holders of such convertible shares or other securities.

    Subject to the rights of the holders of shares set out in the Articles and the provisions of the Companies Act, Bookham may, by special resolution of its shareholders, reduce Bookham's share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

    Meetings of Shareholders

    The Articles require that an annual general meeting be held once in every fiscal year, within not more than 15 months after the holding of the last preceding annual general meeting, at a time and place determined by Bookham's board of directors. All other general meetings are deemed extraordinary general meetings. Extraordinary general meetings are held at the request of Bookham's board of directors or shareholders representing at least one tenth of Bookham's share capital entitled to vote at general meetings.

    Voting Rights

    Voting at any general meeting of Bookham Shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every Bookham Shareholder who is present in person at a general meeting has one vote regardless of the number of Bookham Shares held. On a poll, every Bookham Shareholder who is present in person or by proxy has one vote per share held by that Bookham Shareholder. A poll may be demanded by any of the following:

  •
  the chairman of the meeting;

  •
  at least three Bookham Shareholders entitled to vote at the meeting;

  •
  any Bookham Shareholder or Bookham Shareholders representing in the aggregate not less than one-tenth of the total voting rights of all Bookham Shareholders entitled to vote at the meeting; or

  •
  any Bookham Shareholder or Bookham Shareholders holding shares conferring a right to vote at the meeting on which paid-up sums in the aggregate equal to not less than one-tenth of the total sum have been paid up on all the shares conferring that right.

    A proxy form will be treated as giving the proxy the authority to demand a poll or to join others in demanding one.

    The necessary quorum for Bookham's general meetings is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

    Matters are transacted at Bookham's general meetings by the proposing and passing of resolutions, of which there are three kinds:

  •
  an ordinary resolution, which includes resolutions for the election of directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of auditors, the increase of authorised share capital or the grant of authority to allot shares;

  •
  a special resolution, which includes resolutions amending Bookham's memorandum and articles of association or changing Bookham's name; and

  •
  an extraordinary resolution, which includes resolutions modifying the rights of any class of Bookham's shares at a meeting of the holders of such class or relating to certain matters concerning Bookham's winding up.

    An ordinary resolution requires the affirmative vote of a majority of those persons voting at a meeting at which a quorum exists if conducted by a show of hands and a majority of the votes cast at the meeting if conducted on a poll.

    Special and extraordinary resolutions require the affirmative vote of not less than three-fourth's of those persons voting at a meeting at which a quorum exists if conducted by a show of hands and 75% of the votes cast at the meeting if conducted on a poll.

    In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast the deciding vote in addition to any other vote he or she may have. Depending on the nature of the business to be transacted, meetings are generally convened upon advance notice of 21 days for the passing of a special resolution and 14 days for any other resolution. The days of delivery or receipt of the notice are not included.

    Preemptive Rights

    The Companies Act confers upon shareholders, to the extent not disapplied, rights of pre-emption in respect of the allotment of equity securities (which term includes ordinary shares) that are, or are to be, paid up wholly in cash. The pre-emption provisions may be disapplied by shareholders passing a special resolution, either generally or specifically.

    Pursuant to a special resolution passed by Bookham Shareholders at Bookham's annual general meeting held on 2 June 2004, Bookham's directors were generally empowered to allot Bookham's equity securities for cash as if statutory pre-emption rights did not apply to the allotment, provided that this power is limited to:

  (i)
  the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £98,852 pursuant to any option scheme or schemes approved by the Bookham Shareholders;

  (ii)
  any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of Bookham may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

  (iii)
  any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) above) of equity securities up to an aggregate nominal amount of £49,426.

    The authority (unless previously revoked, varied or renewed) expires on the earlier of 15 months after the passing of the resolution or the conclusion of Bookham's annual general meeting to be held in 2005.

    Variation of Rights

    If, at any time, Bookham's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

    Transfer of Bookham Shares

    Bookham Shares can be transferred by a transfer in writing in the usual standard form or in any other form approved by Bookham's Directors. The transfer document must then be delivered to Bookham's registered office (or any other place designated by Bookham's Directors) together with the certificate for the Bookham Shares to be transferred and any other evidence that Bookham's Directors require from the transferor confirming its entitlement to make the transfer. There is no fee payable to Bookham for transferring shares. A stock transfer form must be signed or made effective by the transferor and, in the case of Bookham Shares that are not fully paid-up, by the transferee. The transferor will be treated as continuing to be the Bookham Shareholder until the name of the transferee is put on the register for the relevant share.

    Bookham's Directors can refuse to register a transfer of any Bookham Share that is not fully paid-up without giving any reason for so refusing. Bookham's Directors may not refuse to register the transfer of any Bookham Shares listed on the Official List of the UK Listing Authority or Bookham ADS listed on NASDAQ if doing so would stop dealings in the Bookham Shares from taking place on an open and proper basis.

    Under the City Code, a general offer for all of Bookham's equity and voting non-equity share capital must be made by any person or persons acting in concert who:

  •
  acquire shares that, together with shares already held by them, carry 30% or more of voting rights; or

  •
  hold 30% to 50% of voting rights and acquire in any 12-month period additional shares that increase their percentage of the voting rights, provided that, if such person or persons sell shares without reducing their holdings to less than 30%, subsequent acquisitions will be permitted, provided that the shares acquired in any 12-month period do not exceed 1% of the voting share capital and the percentage holding of such person or persons resulting from such acquisitions does not exceed the highest percentage holding of such person or persons in the previous 12 months.

    The offer must be made in cash, at not less than the highest price paid by the offeror or persons acting in concert with the offeror in the previous 12 months. The City Code does not have the force of law. Compliance with it, however, is in practice required by any person wishing to use the facilities of the UK securities markets. The requirement for a general offer will not, however, apply to the Depositary in its capacity as such. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of Bookham Shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change of control. In addition, the rights of Bookham Shareholders under the City Code differ in certain respects from rights afforded under US federal and state laws governing tender offers and takeovers.

    Disclosure of Interests

    Section 198 of the Companies Act requires that if you become directly or indirectly interested in three percent or more of any class of issued Bookham Shares, including Bookham Shares held in the form of Bookham ADSs, that carry the right to vote at Bookham's general meetings, you must notify Bookham of this interest within two business days after acquiring such interest. After the three-percent threshold is exceeded, you must notify Bookham in respect of increases or decreases of one percent or more.

    For the purpose of the notification obligation, the interest of a person in Bookham Shares means any kind of interest in Bookham Shares including interests in any Bookham Shares:

  •
  in which a spouse or child or stepchild under the age of 18 is interested; or

  •
  in which a corporate body is interested; and, either

  •
  agreement under that corporate body or its directors generally act in accordance with that person's directions or instructions; or

  •
  that person controls one-third or more of the voting power of that corporate body; or

  •
  in which another party is interested and the person and that other party are parties to a "concert party" Section 204 of the Companies Act.

    A concert party agreement is one that:

  •
  provides for one or more parties to acquire interests in shares of a particular company;

  •
  imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement; and

  •
  pursuant to which an interest in Bookham Shares is in fact acquired by any of the parties to the agreement.

    Certain interests defined in the Companies Act, such as those held by investment fund managers, may be disregarded for the purposes of calculating the three percent threshold. However, the disclosure obligation will still apply where these interests exceed ten percent or more of any class of Bookham's relevant share capital and to increases or decreases of one percent or more thereafter.

    In addition, Section 212 of the Companies Act gives Bookham the power to require persons who:

  •
  Bookham knows has an interest in its shares; or

  •
  Bookham has reasonable cause to believe has an interest in its shares; or

  •
  have had an interest in Bookham Shares at any time during the three years immediately preceding the date on which the notice is issued to confirm that fact or to indicate whether or not that is the case. Where that person holds or, during the relevant time, held any interest in Bookham's Shares, Bookham can require that person to give such further information as may be required relating to that interest and any other interest in the shares of which that person is aware.

    Where Bookham serves notice under the foregoing provisions on a person that is or was interested in Bookham Shares and that person fails to give Bookham any information required by the notice within the time specified in the notice, Bookham may apply to the English courts for an order. This order may direct that the shares in question be subject to restrictions, prohibiting, among other things, any transfer of those shares, any exercise of voting rights and any other rights in respect of such shares. These rights include, other than in liquidation, payments in respect of such shares.

    A person who fails to fulfill the obligations imposed by Section 198 and 212 of the Companies Act described above may be subject to criminal penalties.

    Limitations on Voting and Shareholding

    Under the Articles, for so long as Nortel Networks (along with its subsidiaries, its associates and persons over which Nortel Networks is able to exercise management control or is otherwise interested, other than Bookham or its subsidiaries) individually or collectively holds more than five per cent. or more of Bookham's issued ordinary share capital, restrictions exist on the exercise of their voting rights in relation to Bookham Shares, insofar as Bookham's chairman in his absolute discretion shall determine that:

  •
  on a show of hands such votes shall be counted as abstained and not counted in the vote; or

  •
  on a poll such votes shall be counted in the same proportions as other Bookham Shareholders voting on the poll shall have voted regardless of how the members of the Nortel Networks group actually voted.

    The restrictions on the voting rights of the members of the Nortel Networks group will not apply to resolutions varying or suspending the rights attaching to Bookham Shares.

    Other than as set forth above, there are no limitations imposed by English law or Bookham's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote Bookham Shares, other than the limitations that would generally apply to all of Bookham Shareholders.

    Exchange Controls and Other Limitations Affecting Shareholders

    Currently, no foreign exchange control restrictions exist on Bookham's ability to pay dividends on Bookham Shares or on the conduct of Bookham's operations imposed by English law.

7.         Description of Bookham ADSs

    General

    Bookham ADSs, which are issued by The Bank of New York, as Depositary, are evidenced by a Bookham ADR. Each Bookham ADR can evidence any number of Bookham ADSs. Each Bookham ADS represents a beneficial ownership interest in one Bookham Share (or the right to receive one such share). Bookham and/or Bookham Shareholders deposit the Bookham Shares with the London, England office of The Bank of New York, as custodian. Each Bookham ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to Bookham ADS holders. The Bank of New York's corporate trust office is located at 101 Barclay Street, New York, New York 10286. The custodian's office is located at One Canada Square, London E14 5AL, England. The principal executive office of The Bank of New York is located at One Wall Street, New York, New York 10286.

    Most non-institutional holders prefer to hold Bookham ADSs instead of Bookham Shares because Bookham ADSs are quoted on NASDAQ. Bookham Shares are not quoted on NASDAQ but trade instead on the London Stock Exchange. Unlike Bookham Shares, trading of Bookham ADSs in the United States is not subject to UK stamp tax. However, your rights as a holder of Bookham ADSs will in some cases be different from the rights of a Bookham Shareholder. These differences are discussed below.

    You may hold Bookham ADSs either directly or indirectly through your broker or other financial institution. If you hold Bookham ADSs directly, you are a Bookham ADS holder. This description assumes you hold your Bookham ADSs directly. If you hold the Bookham ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Bookham ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

    Because The Bank of New York will actually hold the Bookham Shares which are evidenced in the form of Bookham ADRs, you must rely on The Bank of New York to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in the Deposit Agreement. The agreement and the Bookham ADSs are generally governed by New York law. The Bookham Shares are generally governed by the laws of England and Wales.

    The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the Bookham ADR itself. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of The Bank of New York.

    Share Dividends and Other Distributions

    Where applicable, The Bank of New York has agreed to distribute the cash dividends, cash distributions or other distributions it receives on Bookham Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Bookham Shares your Bookham ADSs represent.

    Cash.    The Bank of New York will convert any cash dividend or other cash distribution Bookham pays on the Bookham Shares in pounds sterling as promptly as practicable into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States, and distribute the amounts received to the holders of the Bookham ADSs. If that is not possible, or if any approval from any government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the pounds sterling only to those Bookham ADS holders for whom, in its discretion, it is permissible to do so. The Bank of New York will not be able to effect such distribution if foreign exchange controls prevent it from doing so. While Bookham does not know of any current controls on US dollars or pounds sterling, the Deposit Agreement provides for the possibility of future foreign exchange controls that could, if ever implemented, render The Bank of New York, as Bookham's Depositary, unable to make dollar distributions. The Bank of New York will hold the pounds sterling it cannot convert for the account of the Bookham ADS holders who have not been paid. It will not invest the pounds sterling, and it will not be liable for any interest.

    Before making a distribution, The Bank of New York will deduct any withholding taxes that must be paid under applicable law. It will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the pounds sterling, you may lose some or all of the value of the distribution.

    Shares.    The Bank of New York may, with Bookham's approval, and will, if Bookham requests, distribute new Bookham ADRs, in proportion to the number of Bookham ADSs your Bookham ADRs represent, representing any Bookham Shares Bookham distributes as a dividend or free distribution. The Bank of New York will only distribute Bookham ADRs for whole Bookham ADSs. It will sell Bookham Shares that would require it to issue a fractional Bookham ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional Bookham ADRs, each Bookham ADR will also represent the new shares.

    Rights to Receive Additional Shares.    If Bookham offers holders of Bookham Shares any rights to subscribe for additional shares or any other rights, The Bank of New York may, after consultation with Bookham, make these rights available to you and The Bank of New York may establish the procedure for making such rights available. The Bank of New York also has discretion under the Deposit Agreement to sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of New York may also allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution of rights available to any Bookham ADS holders.

    After consultation with Bookham, if The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the Bookham Shares and issue Bookham ADSs represented by Bookham ADRs to you. It will exercise rights only if you pay it the exercise price and any other fees or charges the rights require you to pay.

    A holder of Bookham ADSs may request to receive a right not made available by The Bank of New York, but The Bank of New York will only make such right available if Bookham states, in writing, that it will permit such right to be exercised and the Bookham ADS holder executes documents specified by Bookham.

    US securities laws may restrict the sale, deposit, cancellation and transfer of the Bookham ADSs issued after exercise of rights. For example, you may not be able to trade the Bookham ADSs freely in the United States. In this case, The Bank of New York may issue the Bookham ADSs under a separate restricted deposit agreement. This agreement will contain the same provisions as the Deposit Agreement, except for any changes needed to put the restrictions in place.

    Other Distributions.    The Bank of New York, after consultation with Bookham, will send to you anything else Bookham distributes on deposited securities by any means it thinks is legal, equitable and practical, in proportion to the number of Bookham ADSs your Bookham ADR represents. If it cannot make the distribution in that way, The Bank of New York, after consultation with Bookham, has a choice. It may decide to sell what Bookham distributed and distribute the net proceeds in the same way as it does with cash. Alternatively, it may decide to hold what Bookham distributed, in which case, Bookham ADRs will also represent the newly distributed property.

    Bookham believes it would be illegal to make distributions to Bookham ADS holders of cash where any applicable foreign currency control would prohibit it. Similarly, share or rights distributions would be illegal if the underlying securities were not registered or being offered pursuant to an available exemption from registration requirements. A distribution would be impractical if Bookham did not give timely or sufficient notice to The Bank of New York or if the costs of the distribution were far greater than the holders stand to receive from the distribution.

    Bookham has no obligation under the Deposit Agreement to register Bookham ADSs, shares, rights or other securities under the Securities Act. Bookham, in some cases, has no obligation under the Deposit Agreement to take any other action to permit the distribution of Bookham ADSs, shares, rights or anything else to Bookham ADS holders. This means you may not receive the distributions Bookham makes on Bookham shares or any value for them if it is illegal or impractical for Bookham to make them available to you.

    Deposit and Withdrawal

    The Bank of New York will issue Bookham ADRs if you or your broker deposits with the custodian Bookham Shares or evidence of rights to receive Bookham Shares and any additional certifications or assignments required by The Bank of New York. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will register the appropriate number of Bookham ADSs evidenced by Bookham ADRs in the names you request and will deliver the Bookham ADRs at its Corporate Trust Office to the persons you request.

    You may turn in your Bookham ADRs at The Bank of New York's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, The Bank of New York will deliver, at the office of the custodian, to you or upon your written order, the amount of deposited securities represented by the Bookham ADSs evidenced by your Bookham ADRs. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust Office. The Bank of New York may deliver any dividends, distributions, proceeds of sale of any dividends and distributions of rights at its Corporate Trust Office.

    Voting Rights

    You may instruct The Bank of New York to vote the Bookham Shares underlying your Bookham ADSs. You will not be able to exercise your right to vote the Bookham Shares underlying your Bookham ADSs directly unless you withdraw the underlying Bookham Shares. If Bookham does not provide timely notice to you or The Bank of New York, you may not know about the meeting far enough in advance to withdraw the Bookham Shares.

    The Bank of New York will notify you of the upcoming vote and arrange to deliver voting materials to you. The materials will describe the matters subject to votes. The materials will also explain how you, if you hold Bookham ADSs as of a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your Bookham ADSs as you direct.

    For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to English law and the provisions of the Articles of Association, to vote or to have its agents vote the Bookham Shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct; provided, however, that if The Bank of New York does not receive your voting instructions on or before the date specified, you will be deemed to have instructed The Bank of New York to give a discretionary proxy to a person designated by Bookham and it will give a discretionary proxy to that person to vote the deposited securities.

    Bookham cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your Bookham Shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

    Fees and Expenses

Bookham ADR holders must pay:	For:
$5.00 (or less) per 100 Bookham ADSs	•	Each issuance of a Bookham ADR, including as a result of a distribution of shares or rights or other property
	•	Each surrender or withdrawal of a Bookham ADS, including if the Deposit Agreement terminates
$0.02 (or less) per Bookham ADS	•	Any cash distribution
Registration or transfer fees	•	Transfer and registration of shares on the share register of Bookham's registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares
Expenses of The Bank of New York	•	Conversion of pounds sterling to US dollars
	•	Cable, telex and facsimile transmission expenses (if expressly provided in the Deposit Agreement)

Taxes and other governmental charges The Bank of New York or the custodian has to pay on any Bookham ADR or share underlying a Bookham ADR; for example, share transfer taxes, stamp duty or withholding taxes	•	As necessary
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares deposited for issuance of Bookham ADSs	•	Distribution of securities distributed to holders of deposited which are distributed by the Depositary to the Bookham ADR holders

    Payment of Taxes

    You will be responsible for any taxes or other governmental charges payable on your Bookham ADSs or on the deposited securities underlying your Bookham ADSs. The Bank of New York may refuse to transfer your Bookham ADSs or to allow you to withdraw the deposited securities underlying the Bookham ADSs evidenced by such Bookham ADRs until such payments are made or it may deduct the amount of taxes owed from any payments to you or withhold dividends or distributions, or may sell deposited securities to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If The Bank of New York sells deposited securities, it will, if appropriate, reduce the number of Bookham ADSs to reflect the sale and will pay to you any proceeds, or it will send to you any property remaining after it has paid the taxes or other governmental charges.

    Reclassifications, Recapitalisations and Mergers

If Bookham:	Then:
• • •	Changes the nominal or par value of Bookham Shares Reclassifies, splits up or consolidates any of the deposited securities Recapitalises, reorganises, merges or sells Bookham's assets	The securities received by The Bank of New York will become deposited securities. Each Bookham ADR will automatically represent its equal share of the new deposited securities.

Alternatively, The Bank of New York may, with Bookham's approval, and will, if Bookham asks it to, issue new Bookham ADRs or ask you to surrender your outstanding Bookham ADRs in exchange for new Bookham ADRs identifying the new deposited securities.

    Reports and Other Communications

    The Bank of New York will make available for inspection at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from Bookham that are both (a) received by The Bank of New York as the holder of the deposited securities and (b) generally made available by Bookham to the holders of Bookham Shares. The Bank of New York will also mail to all record holders of Bookham ADSs, upon written request from Bookham, any annual or quarterly reports received by The Bank of New York and notice of any action by Bookham with respect to any cash or other distribution.

    The Bank of New York will keep transfer books with respect to the Bookham ADSs which at all reasonable times will be open for inspection by holders of Bookham ADSs, provided that such inspection will not be for the purpose of communicating with holders of Bookham ADSs in the interest of a business or object other than Bookham's business or a matter related to the Bookham ADSs.

    Amendment and Termination

    The Bank of New York and Bookham may agree to amend the Deposit Agreement and the form of Bookham ADRs for any reason without your consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other similar expenses of The Bank of New York, or prejudices an important existing right of Bookham ADS holders, it will become effective only 90 days after The Bank of New York notifies the outstanding holders of Bookham ADSs of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Bookham

    ADSs, to agree to the Depositary amendment and to be bound by the Bookham ADSs and the agreement as amended.

    No amendment will be adopted that impairs the right to surrender a Bookham ADR and receive Bookham Shares, unless the amendment is necessary to comply with mandatory provisions of applicable law.

    The Bank of New York will terminate the agreement if Bookham asks it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told Bookham that it would like to resign and Bookham has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination becomes effective.

    If, after termination, any Bookham ADSs remain outstanding, The Bank of New York and its agents will be required to do only the following under the Deposit Agreement:

  •
  sell rights as provided in the Deposit Agreement;

  •
  collect dividends and distributions on the deposited securities; and

  •
  deliver shares and other deposited securities upon surrender of Bookham ADRs.

    One year after termination, The Bank of New York may sell any remaining deposited securities. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the agreement, for the pro rata benefit of the Bookham ADS holders that have not surrendered their Bookham ADSs. The Bank of New York will not invest this money and has no liability for interest that may accrue on such funds.

    Limitations on Obligations and Liability to ADR Holders

    The Deposit Agreement expressly limits Bookham's obligations and the obligations of The Bank of New York. It also limits Bookham's liability and the liability of The Bank of New York. The Bank of New York and Bookham:

  •
  are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

  •
  are not liable for any action or non action based upon reliance upon advice or information from legal counsel, accountants, holders of a Bookham ADR or any other person believed, in good faith, to be competent to give such advice or information;

  •
  are not liable if either party is prevented or delayed by law, regulation, Bookham's memorandum and articles of association or circumstances beyond its control from performing Bookham's obligations under the agreement;

  •
  are not liable if either party exercises or fails to exercise its discretion permitted under the agreement;

  •
  are not liable for any failure to carry out any instructions to vote any of the Bookham Shares underlying the Bookham ADSs or for the manner in which any vote is cast, so long as such action or non-action is in good faith;

  •
  may rely and will be protected in acting upon any written notice, request, direction or other document believed by either party to be genuine and to have been signed or presented by the proper parties; and

  •
  have no obligation to appear in, prosecute or defend any action, lawsuit or other proceeding related to any deposited securities or Bookham ADSs on your behalf or on behalf of any other party, unless satisfactory indemnity is provided.

    In the agreement, The Bank of New York and Bookham agree to indemnify each other under certain circumstances.

    Requirements for Depositary Actions

    Before The Bank of New York will issue or register transfer of a Bookham ADS, make a distribution on a Bookham ADS, or permit withdrawal of Bookham Shares, The Bank of New York may require:

  •
  payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary;

  •
  compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents; and

  •
  compliance with any laws or regulations relating to Bookham ADSs or to the withdrawal of deposited securities.

    The Bank of New York generally may refuse to deliver, transfer or register transfers of Bookham ADSs when the transfer books of The Bank of New York are closed or, at any time, if Bookham or The Bank of New York think it is advisable to do so.

    You have the right to cancel your Bookham ADRs and withdraw the underlying Bookham Shares at any time except:

  •
  when temporary delays arise because Bookham or The Bank of New York have closed its transfer books in connection with voting at a shareholders' meeting, or in connection with the payment of a dividend on the shares;

  •
  when you or other Bookham ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Bookham ADSs or to the withdrawal of Bookham Shares or other deposited securities.

    This right of withdrawal may not be limited by any other provision of the agreement.

    Pre-release of Bookham ADRs

    In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York may issue Bookham ADRs before deposit of the underlying Bookham Shares. This is called a pre-release of the Bookham ADR. The Bank of New York may also deliver Bookham Shares upon cancellation of pre-released Bookham ADRs. The Bank of New York may do this even if the Bookham ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying Bookham Shares are delivered to The Bank of New York. The Bank of New York may receive Bookham ADRs instead of Bookham Shares to close out a pre-release. The Bank of New York may pre-release Bookham ADRs only under the following conditions:

  •
  before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

  •
  owns the Bookham Shares or Bookham ADRs to be remitted;

  •
  assigns all beneficial rights, title and interest in the Bookham Shares or Bookham ADRs to The Bank of New York as Depositary and for the benefit of the owners; and

  •
  will not take any action with respect to the Bookham Shares or Bookham ADRs that is inconsistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York, disposing of such Bookham Shares or Bookham ADRs) other than in satisfaction of such pre-release;

  •
  the pre-release must be fully collateralised with cash or other collateral that The Bank of New York determines, in good faith, will provide substantially similar liquidity and security; and

  •
  the Bank of New York must be able to close out the pre-release on not more than five business days' notice.

    The pre-release will be subject to whatever indemnities and credit regulations The Bank of New York considers appropriate. In addition, The Bank of New York will limit the number of Bookham ADSs that may be outstanding at any time as a result of pre-release. However, The Bank of New York may disregard the limit from time to time with prior written consent from Bookham, if it thinks it is reasonably appropriate to do so.

    Disclosure of Interests

    Each holder of Bookham ADSs agrees to be bound by Bookham's memorandum and articles of association and to provide such information as Bookham may request in a disclosure notice. Failure of a Bookham ADS holder to provide the requested information in a timely manner may, in Bookham's discretion, result in withholding of certain rights in respect of the holders of Bookham ADSs, including voting rights and rights as to dividends.

8.         Description of Bookham Inc. Share Schemes

    Set out below are brief summaries of the 2004 Stock Incentive Plan, the 2004 ESPP and the 2004 Sharesave Scheme, all of which are proposed to be adopted by Bookham Inc. prior to the Effective Date.

    In relation to all of the Bookham Inc. Share Schemes, the options or awards granted under them and the number of shares available for issue may be adjusted in the event of stock splits and other similar events. The Bookham Inc. board of directors may at any time modify or amend the rules of each scheme, subject, where appropriate, to stockholder and tax authority consents.

    The Bookham Inc. Share Schemes will be used for the provision of incentives following completion of the Proposal. Following such completion, neither Bookham nor Bookham Inc. intend to grant any further awards under Bookham's existing schemes.

    Bookham Inc. 2004 Stock Incentive Plan

    The 2004 Stock Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, non-statutory stock options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions, the grant of securities convertible into Bookham Inc. Shares and the grant of stock appreciation rights (collectively, "Awards"). Employees, officers, directors, consultants and advisors of Bookham Inc. and its subsidiaries and of other business ventures in which Bookham Inc. has a significant interest are eligible to be granted Awards under the 2004 Stock Incentive Plan.

    The 2004 Stock Incentive Plan is administered by Bookham Inc.'s board of directors. That board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2004 Stock Incentive Plan and to interpret the provisions of the plan. Pursuant to the terms of the 2004 Stock Incentive Plan, the Bookham Inc. board of directors may delegate authority under the plan to one or more committees or subcommittees of the board.

    It is intended that approval from the UK Inland Revenue be obtained to facilitate the grant of tax qualified options to UK employees up to statutory limits. The terms of such options will be as similar as possible to the terms of options granted under the 2004 Stock Incentive Plan, subject to any necessary adjustments to secure UK Inland Revenue approval.

    Bookham Inc. 2004 Employee Stock Purchase Plan

    The 2004 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

    The 2004 ESPP permits employees of Bookham Inc., or any designated subsidiary of Bookham Inc., to purchase discounted Bookham Inc. Shares in a series of one or more offerings. The 2004 ESPP is designed to encourage and assist employees of Bookham Inc. and its designated subsidiaries in acquiring an equity interest in the company through the purchase of Bookham Inc. Shares.

    The 2004 ESPP may be administered by the Bookham Inc. board of directors. The board of directors has the authority to make rules and regulations for the administration of the 2004 ESPP and its interpretations and decisions are final and conclusive. Pursuant to the terms of the 2004 ESPP, the Bookham Inc. board of directors may delegate authority under the plan to one or more committees or subcommittees of the board.

    An eligible employee may participate in the 2004 ESPP by filing with Bookham Inc. a completed authorisation for payroll deduction prior to the commencement of an offering period. The employee would then be deemed to have been granted an option on the applicable offering commencement date to purchase a specified number of Bookham Inc. Shares. If the employee continues to be employed on the last day of the offering period, the employee's option will be automatically exercised on that date for the purchase of the largest number of Bookham Inc. Shares that may be purchased with his accumulated payroll deductions, up to the maximum number of shares for which the option was granted. Under the terms of the 2004 ESPP, the option price is an amount equal to 85% of the lesser of the fair market value per Bookham Inc. Share on the first business day of an offering period or the last business day of such period.

    No employee may be granted an option under the 2004 ESPP which would give the employee the right to purchase stock under all of the stock purchase plans of Bookham Inc. and its subsidiaries at a rate that exceeds $25,000 of the fair market value of such stock (determined at the time the option is granted) for each calendar year in which the option is outstanding at any time.

    Bookham Inc. 2004 Sharesave Scheme

    The 2004 Sharesave Scheme is intended to qualify for tax approval under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. All employees and full time directors of Bookham Inc., and any participating group companies, who pay UK income tax and who have the requisite minimum period of continuous service (as determined by the Bookham Inc. board of directors, but not exceeding five years) are eligible to participate in the 2004 Sharesave Scheme. The board has discretion to include other employees.

    The exercise price of options under the 2004 Sharesave Scheme will be determined by the Bookham Inc. board of directors, but will not be less than 80% of the fair market value of the shares at the time of grant.

    All options must be linked to a contractual savings scheme entered into by each participant with a savings institution (such as a bank) nominated by the board and approved for such purposes by the Inland Revenue. Participants must save between £5 and £250 per month.

    Participants may withdraw from their savings contract at any time (although their options may then lapse) and are not obliged to exercise their options when the contract matures. Savings contracts terminated prior to the maturity earn interest, provided the individual has been saving for at least 12 months.

    In normal circumstances, options may be exercised during a period of six months following maturity of the related savings contract (savings contracts may be for a period of three, five or seven years). In addition, options will be exercisable following the death of the participant or on his ceasing to be an employee by reason of injury, disability, redundancy or retirement. Options will also be exercisable where the participant ceases to be an employee of the Enlarged Group by reason of the sale or transfer out of the group of the subsidiary or business to which his employment relates. Rights of exercise will also arise on a change of control, reconstruction or voluntary winding-up of Bookham Inc. In all cases options may be exercised only with an amount not exceeding the proceeds available from the related savings contract.

9.         Irrevocable Undertakings

    Irrevocable undertakings to vote in favour of the resolutions to be put to the Extraordinary General Meeting and at the Shareholder Court Meeting have been received from the following Directors with respect to the number of Bookham Shares indicated as being held by each of them, plus any Bookham Shares subsequently acquired (otherwise than upon exercise of share options):

Number of Bookham Shares
Andrew Rickman	26,601,679
Giorgio Anania	237,630
Robert Rickman	1,028,878

10.       Consent

    Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

11.       Time

    In this document, references to time are references to London time except unless otherwise expressly provided.

12.       Documents Available for Inspection

    Copies of the following documents may be inspected at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London, EC2V 7QJ during usual business hours on any weekday (Saturdays, Sundays, public holidays excepted) from the date of this document until the earlier of the Effective Time or 31 December 2004:

12.1
the memorandum of association of Bookham and the Articles;

12.2
the audited consolidated accounts of Bookham for the periods ended 31 December 2001, 31 December 2002 and 31 December 2003 and the unaudited quarterly results for the three months ended 4 April 2004;

12.3
the written consent referred to in paragraph 10 of this Part 6;

12.4
the rules of the Bookham Share Schemes and the terms of the New Focus Assumed Options;

12.5
the draft rules of the Bookham Inc. Share Schemes; and

12.7
this document.

    8 July 2004

PART VII
DEFINITIONS

The following definitions apply throughout this document (other than Part 5 and in the notices of the Bookham Meetings), unless the context otherwise requires:

"£" or "pounds sterling"	the lawful currency of the UK being pounds sterling and "p" or "pence" shall mean one one-hundredth of one pound sterling
"2004 ESPP"	the Bookham Inc. Employee Stock Purchase Plan
"2004 Sharesave Scheme"	the Bookham Inc. 2004 Sharesave Scheme
"2004 Stock Incentive Plan"	the Bookham Inc. 2004 Stock Incentive Plan
"ADS Record Date"	close of business in New York on 6 July 2004
"ADS Voting Instruction Card"	the voting instruction card to be sent to Bookham ADS holders in connection with the Shareholder Court Meeting and the EGM
"Articles" or "Articles of Association"	the articles of association of the Company
"Board"	the board of directors of the Company
"Bookham" or the "Company"	Bookham Technology plc
"Bookham ADRs"	American Depositary Receipts evidencing Bookham ADSs
"Bookham ADS holders"	holders (including beneficial holders) of Bookham ADSs
"Bookham ADSs"	American Depositary Shares, each representing one Bookham Share and evidenced by Bookham ADRs quoted on NASDAQ
"Bookham Group"	Bookham and its subsidiary undertakings
"Bookham Inc."	Bookham, Inc., a Delaware US corporation
"Bookham Inc. Options"	options over Bookham Inc. Shares
"Bookham Inc. Share Schemes"
the Bookham Inc. 2004 Stock Incentive Plan (with UK sub-plan), the Bookham Inc. 2004 Employee Stock Purchase Plan and the Bookham Inc. 2004 Approved Sharesave Scheme, all of which are proposed to be adopted by Bookham Inc. prior to the Effective Date
"Bookham Inc. Shares"	shares of common stock, $0.01 par value per share, in Bookham Inc.
"Bookham Inc. Stockholders"	holders of Bookham Inc. Shares
"Bookham Meetings"	the Shareholder Court Meeting and the Extraordinary General Meeting
"Bookham Options"	options over Bookham Shares and/or Bookham ADSs granted pursuant to the Bookham Share Schemes and the New Focus Assumed Options

"Bookham Optionholders"	the holders of Bookham Options
"Bookham Share Schemes"	the Bookham Technology plc 1995 Employee Share Option Scheme, the Bookham Technology plc 1998 Employee Share Option Scheme and the Bookham Technology plc 2001 Approved Sharesave Scheme
"Bookham Shareholders"	persons registered in Bookham's register of members as holders of Bookham Shares
"Bookham Shares"	ordinary shares of 1/3p each in the capital of the Company
"Bookham Warrants"	warrants over Bookham Shares
"Bookham Warrantholders"	holders of Bookham Warrants
"Capital Reduction"	the cancellation of all Scheme Shares as set out in the Scheme
"Cazenove"	Cazenove & Co. Ltd
"City Code"	the City Code on Takeovers and Mergers
"Code"	the US Internal Revenue Code of 1986, as amended
"common stock"	the US equivalent of ordinary shares in a UK company
"Companies Act"	the Companies Act 1985, as amended
"Company" or "Bookham"	Bookham Technology plc
"Court Hearing"	the hearing before the High Court regarding a petition to sanction the Scheme under section 425 of the Companies Act
"CREST"
the Uncertificated Securities Regulations 2001 (SI No. 2001/3755 of the United Kingdom) in respect of which CRESTCo is the Operator (as defined in such regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of a written instrument
"CRESTCo"	CRESTCo Limited
"Deposit Agreement"	the agreement dated 18 April 2000 between Bookham, the Depositary and Bookham ADS holders, containing the terms applicable to the ADSs
"Depositary"	The Bank of New York
"Director" or "Directors"	a director or the directors of the Company
"Effective Date"	the date of the registration by Companies House of the Final Court Order(s) and the minute approved by the High Court confirming the Capital Reduction
"Effective Time"	means the time on the Effective Date at which the Scheme becomes effective
"Enlarged Group"	the Bookham Group, including Bookham Inc., Bookham and its subsidiary undertakings
"Exchange Act"	Securities Exchange Act of 1934, as amended

"Extraordinary General Meeting" or "EGM"
the extraordinary general meeting of Bookham convened by notice set out on pages 82 to 84 of this document at 10:00 a.m. on 16 August 2004 (and any adjournment thereof) for the purpose of considering and, if thought fit, approving, inter alia, the Scheme and related matters
"Final Court Order(s)"	the order(s) of the High Court sanctioning (i) the Scheme; and (ii) the Capital Reduction
"FSMA"	the Financial Services and Markets Act 2000, as amended
"High Court"	the High Court of England and Wales
"IRS"	the US Internal Revenue Service
"Listing Rules"	the listing rules made by the UK Listing Authority under FSMA
"London Stock Exchange"	London Stock Exchange plc
"NASDAQ"	the NASDAQ National Market, Inc.
"New Focus Assumed Options"	the options assumed by Bookham pursuant to the acquisition of New Focus, Inc. on 8 March 2004
"Nortel Group"
Nortel and (i) any subsidiary undertaking of Nortel from time to time; or (ii) any other person of which Nortel or any subsidiary undertaking of Nortel from time to time is able to exercise management control or is otherwise interested from time to time other than the Company or any Group, and "Nortel Group Member" shall be construed accordingly
"Nortel Networks"	Nortel Networks Corporation
"Official List"	the official list of UK listed securities maintained by the UK Listing Authority pursuant to the Financial Services and Markets Act 2000
"Proposal"	the proposed change in domicile of the Bookham Group to the United States to be effected by the Scheme of Arrangement
"Scheme" or "Scheme of Arrangement"
the proposed scheme of arrangement under section 425 of the Companies Act between Bookham, and Bookham Shareholders, as set out in Part 5 of this document, or with any modification, addition or condition approved or imposed by the High Court
"Scheme Record Time"	6:00 p.m. on the business day immediately preceding the Effective Date or such other time or date agreed by the Company and, if so required, approved by the High Court
"Scheme Shares"	(i) the Bookham Shares in issue at the date of this document;
(ii) any Bookham Shares issued after the date of this document and at or prior to the Voting Record Time; and

(iii) any Bookham Shares, issued after the Voting Record Time and prior to 6:00 p.m., on the business day immediately prior to the date of the Court Hearing, in each case either or on terms that the original or any subsequent holder thereof shall be bound by the Scheme or in respect of which holders shall have agreed in writing to be bound by the Scheme
"SDRT"	stamp duty reserve tax
"Securities Act"	the US Securities Act of 1933, as amended
"Shareholder Court Meeting"	the meeting of all Bookham Shareholders convened by the direction of the High Court, pursuant to section 425 of the Companies Act, including any adjournment thereof
"subsidiary undertaking"	a subsidiary undertaking as that term is defined in Section 258 of the Companies Act
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"
the United States of America including each state therein, the District of Columbia, Puerto Rico, the United States Virgin Islands and each of the other territories and possession of the United States of America
"US$" or "US dollars"	United States dollars and "US cent" shall mean one one-hundredth of one US dollar
"Voting Record Time"	6:00 p.m. on the day that is two days prior to the Shareholder Court Meeting, or if adjourned 6:00 p.m. on the date that is two days prior to the adjourned Shareholder Court Meeting

Bookham Technology plc
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered no. 2298887)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Bookham Technology plc will be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 16 August 2004 at 10:00 a.m. for the transaction of the following business:

To consider and, if thought fit, to pass the following resolutions, which will be proposed in the case of resolutions 1 and 3 as ordinary resolutions and in the case of resolution 2 as a special resolution:

RESOLUTIONS

1.    Ordinary Resolution

That, subject to approval of the Scheme (as defined below) at the High Court convened meeting of the shareholders of the Company to be held after the extraordinary general meeting convened by this notice shall have concluded or been adjourned, the Scheme of Arrangement dated 8 July 2004 between the Company and the holders of ordinary shares of 1/3p each in the capital of the Company (a print of which has been produced to this meeting and for the purpose of identification has been signed by the chairman of this meeting) be hereby approved in the form produced to the meeting or with or subject to any modifications, additions or conditions approved or imposed by the High Court (the "Scheme") and the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for giving effect to the Scheme.

2.    Special Resolution

That, subject to the passing of resolution number 1 above;

(i)
for the purpose of giving effect to the Scheme and notwithstanding anything to the contrary in the Articles of Association of the Company:

(a)
the capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme); and

(b)
for the purposes of Section 95 of the Companies Act 1985, the directors of the Company be and are hereby unconditionally empowered to allot equity securities for cash, provided that (i) this power shall be limited to the allotment of the new ordinary shares referred to in paragraph (ii)(b) of resolution number 3 below, (ii) that this power shall expire on 31 December 2004 and (iii) this power shall be without prejudice to any other authority under the said Section 95 previously granted before the date on which this resolution is passed.

(ii)
the articles of association of the Company be hereby amended with effect from the date on which this resolution is passed by the adoption and inclusion of the following new article 3A:

"3A Scheme of Arrangement

(a)
In this article 3A, expressions not defined in these Articles but defined in the Scheme of Arrangement dated 8 July 2004 between the Company and the holders of Company Ordinary Shares (as defined in such scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in such scheme) (the "Scheme") shall have the same respective meanings in this article 3A.

(b)
Notwithstanding any other provision of these Articles, if any Company Ordinary Shares are allotted and issued to any person other than Bookham Inc. or any subsidiary undertaking of Bookham Inc. or anyone acting on behalf of Bookham Inc. (a "new member") after the time at which this article 3A becomes effective and at or prior to 6:00 p.m. on the last business day immediately prior to the date of the Court Hearing, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than Bookham Inc. or any subsidiary undertaking of Bookham Inc. or anyone acting on behalf of Bookham Inc., shall upon the Scheme becoming effective be bound by the terms of the Scheme.

(c)
Notwithstanding any other provision of these Articles, if any Company Ordinary Shares are allotted and issued to a new member after 6:00 p.m. on the last business day immediately prior to the date of the Court Hearing then, after the Scheme shall have taken effect, all such Company Ordinary Shares will be transferred to Bookham Inc. in consideration of, and conditional on, the issue or transfer to the new member (or subsequent holder) of shares of Bookham Inc. Common Stock on the following basis: 1 share of Bookham Inc. Common Stock for every 10 Company Ordinary Shares, which shares of Bookham Inc. Common Stock shall rank pari passu with all other shares of Bookham Inc. Common Stock for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of the Company Ordinary Shares is executed and be subject to the Certificate of Incorporation and by-laws of Bookham Inc.

(d)
The number of shares of Bookham Inc. Common Stock to be issued or transferred to a new member under this article 3A may be adjusted by the Directors in such manner as the Company's Auditors may determine on any reorganisation of the share capital of the Company or of Bookham Inc. effected after the Effective Date, provided always that any fractions of any shares of Bookham Inc. Common Stock shall be disregarded and shall be aggregated and sold for the benefit of Bookham Inc.

(e)
To give effect to any such transfer required by this article 3A, the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of Bookham Inc. or a subsidiary undertaking of Bookham Inc. or anyone acting on behalf of Bookham Inc. and to agree for and on behalf of the new member to become a stockholder of Bookham Inc. Pending the registration of Bookham Inc. or a subsidiary undertaking of Bookham Inc. or anyone acting on behalf of Bookham Inc. as the holder of any share to be transferred pursuant to this article 3A, Bookham Inc. shall be empowered to appoint a person nominated by the members of the board of directors of Bookham Inc. to act as attorney on behalf of each holder of the share in accordance with such directions as Bookham Inc. may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holders of such share shall exercise all rights attaching thereto in accordance with the directions of Bookham Inc. but not otherwise."

3.    Ordinary Resolution

That, for the purpose of giving effect to the Scheme and subject to the passing of resolution number 1 above and subject to and contingent upon the reduction of capital referred to in paragraph (i)(a) of resolution number 2 above taking effect:

(i)
the directors of the Company be hereby unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in paragraph (ii)(b) below provided that (i) this authority shall expire on 31 December 2004, (ii) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be £1,500,000 and (iii) this authority shall be without prejudice to any other authority under the said Section 80 previously granted before the date on which this resolution is passed; and

(ii)
(a)        the authorised share capital of the Company be increased by an amount equal to the reduction of share capital as a result of the cancellation of the Scheme Shares pursuant to paragraph (i)(a) of resolution number 2 above by the creation of an equal number of new ordinary shares of 1/3p each in the capital of the Company as the number of Scheme Shares cancelled; and

(b)
the credit arising in the books of account of the Company as a result of the cancellation of the Scheme Shares pursuant to paragraph (i)(a) of resolution number 2 above be applied in paying up in full that number of new ordinary shares of 1/3p each in the capital of the Company created pursuant to paragraph (ii)(a) of this resolution, such new ordinary shares to be allotted and issued credited as fully paid to Bookham Inc. and/or its nominee.

BY ORDER of the Board
Philip Davis Company Secretary	90 Milton Park Abingdon Oxfordshire
8 July 2004	OX14 4RY

Notes:

(1)
Only those shareholders registered in the register of members of the Company as at 6:00 p.m. on 14 August 2004 or, in the event that the meeting is adjourned in the register of members at 6:00 p.m. on the date that is two days immediately preceeding such adjourned meeting, shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries on the register of members after 6:00 p.m. on 14 August 2004 or, in the event that the meeting is adjourned in the register of members at 6:00 p.m. on the date that is two days immediately preceeding such adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(2)
A WHITE reply-paid form of proxy is enclosed with this document for use in connection with the meeting to which this notice relates and any adjournment thereof. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a shareholder of the Company. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting in person.

(3)
To be effective the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must (failing previous registration with the Company) be received at the offices of the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time for holding the meeting or any adjournment thereof or (in the case of a poll taken otherwise than at the meeting or any adjournment thereof) for the taking of the poll at which it is to be used.

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 4149 of 2004

Mr. Registrar Jaques

IN THE MATTER OF BOOKHAM TECHNOLOGY PLC

— and —

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 6 July 2004 made in the above matters the Court has directed that a Meeting of the holders of the Company Ordinary Shares (as defined in the Scheme of Arrangement hereinafter mentioned) be convened for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the above-named company (the "Company") and the holders of the Scheme Shares (as defined in the said Scheme of Arrangement), and that such Meeting will be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 16 August 2004 at 10.10 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened for 10:00 a.m. on the same day and at the same place, shall have concluded or been adjourned) at which place and time all holders of Company Ordinary Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

The holders of Company Ordinary Shares may vote in person at the said Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their place. A proxy need not be a member of the Company but must attend the Court Meeting in person to represent the appointor. A BLUE reply-paid form of proxy for use at the Court Meeting is enclosed with this notice.

It is requested that forms appointing proxies together with any power of attorney or any other authority (if any) under which it is signed or an office or certified copy thereof be lodged with the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for the Court Meeting but if forms are not so lodged they may be handed to the Chairman at the Court Meeting.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Only those shareholders registered in the register of members of the Company as at 6:00 p.m. on 14 August 2004 or, in the event that the Court Meeting is adjourned, in the register of members at 6:00 p.m. on the date that is two days immediately preceding such adjourned meeting, shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6:00 p.m. on 14 August 2004 or, in the event that the Court Meeting is adjourned, after 6:00 p.m. on the date that is two days immediately preceding such adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

Members who have returned forms of proxy are not thereby precluded from attending the Court Meeting and voting in person if they so wish.

A holder of American Depositary Shares (which each represent one Company Ordinary Share) should complete the ADS Voting Instruction Card enclosed with this notice and return such card in accordance with the instructions set out thereon.

By the said Order the Court has appointed Andrew Rickman or failing him Giorgio Anania to act as Chairman of the said Meeting or failing him any other director of the Company and has directed the Chairman to report the results of the Meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated: 8 July 2004

Wilmer Cutler Pickering Hale and Dorr LLP
Alder Castle
10 Noble Street
London
EC2V 7QJ

Solicitors to the Company

QuickLinks

  Exhibit 99.1
TABLE OF CONTENTS
EXPECTED TIMETABLE
ENCLOSURES
HELPLINES
LEGAL NOTICES
QUESTIONS AND ANSWERS ABOUT THE PROPOSAL
1 Bookham Inc. Share for every 10 Bookham Shares
FOR FURTHER INFORMATION
PART I LETTER FROM THE CHAIRMAN OF BOOKHAM
PART II EXPLANATORY STATEMENT (in compliance with Section 426 of the Companies Act 1985)
PART III CHANGES IN THE RIGHTS OF BOOKHAM SHAREHOLDERS AND LEGAL CONSEQUENCES
PART IV CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME
PART V SCHEME OF ARRANGEMENT
PART VI ADDITIONAL INFORMATION
PART VII DEFINITIONS
RESOLUTIONS
NOTICE OF COURT MEETING